The 121st Ordinary General Shareholders’ Meeting Notice of Convocation Toyota Head Office, 1, Venue: Toyota-cho, Toyota City, Aichi Prefecture Resolutions: Proposed Resolution 1: Partial Amendments to the Articles of Incorporation Proposed Resolution 2: Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members) Proposed Resolution 3: Election of 4 Members of the Board of Directors who are Audit & Supervisory Committee Members Proposed Resolution 4: Determination of Amount of Compensation for Members of the Board of Directors (Excluding Audit and Supervisory Committee Members) Proposed Resolution 5: Determination of Amount of Compensation for Members of the Board of Directors Serving as the Audit and Supervisory Committee Members Proposed Resolution 6: Determination of the Amount and Content of Restricted Share Compensation for Members of the Board of Directors (Excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members) Date and time: 10:00 a.m., Thursday, June 12, 2025 TOYOTA MOTOR CORPORATION (Securities Code 7203) Picture from the award-winning entries of the 18th Dream Car Art Contest “Anybody-can-drive Fluffy Car”

To Our Shareholders I would like to express my sincere gratitude to our shareholders for their continued understanding and warm support of Toyota. Last fiscal year, although certification issues and recalls prevented us from executing prompt delivery, a great many of our customers continued to choose Toyota vehicles, for which I would like to convey my heartfelt appreciation. Toyota’s starting point is carefully making and delivering quality cars so that we can produce happiness for all. Over the past year, our entire company has reaffirmed the importance of this and has been working to strengthen its work foundation by creating correct work environments and thoroughly promoting safety and quality. Currently, although the environment surrounding the automotive industry is changing rapidly and the future continues to be unclear, we will continue our product-centered management and pursue ever-better cars that offer safety, security, and unity with the driver by honing the fundamental performance of our cars and refining our technologies. We will reinforce our foundation for transformation by strengthening our operational base for the future, from a medium- to long-term perspective, through improvements to our plant and R&D environments. At the heart of our envisioned future and the mobility society outlined in our Toyota Mobility Concept is the car. We want to enhance the value of cars and achieve freedom of mobility for all. With this in mind, we are working to expand the value of cars by integrating them with communications, energy, and other social infrastructures. A key example is our development of software-defined vehicles aimed at contributing to achieving zero traffic accidents. Toward achieving carbon neutrality, we would like to offer mobility options that suit the world’s diverse energy environments and the environments in which our customers use cars, without wavering from the idea of leaving no one behind. We will continue to work toward the realization of a safe, secure, and sustainable mobility society by deepening industry-transcending cooperation with many partners. We will accelerate our efforts to change the future of cars to help enrich people’s lives by further expanding the freedom and possibilities of mobility. We humbly request the warm support of our shareholders.

To Drive the Future of Movement and Enhance Well-being for All

Chairman 豊田章男



Over the past year, the world has changed in ways more profound and complex than ever before. Climate change, energy issues, geopolitical fragmentation, and widening social disparities are pressing challenges that compel each of us to ask, "How do I want to live?" and "What kind of future do I want to help create?"

Our founder, Kiichiro Toyoda, once said, "Rather than simply making automobiles, we must create a domestic automobile industry through the intellect and skills of the Japanese people." Embedded in these words is both a resolute determination to "shape a better future" and a heartfelt wish for national progress and the happiness of future generations. We have inherited this spirit, and through cars, we strive to enrich people's lives and help create a society where everyone can truly feel a sense of happiness.

The desire to "go farther" and "move freely" is, perhaps, part of what makes us human. Throughout history, as new forms of mobility have emerged, people have connected with one another and society has advanced in remarkable ways.

Just as we once took a bold leap from loom operations into automobile operations, today, Toyota has begun to chart a new path forward as a mobility company. As new technologies expand the freedom of movement, people will be able to connect emotionally even across great distances, and regardless of differences in language or culture, they will be able to learn from each other and share. We envision a future where differences are no longer sources of fear, but of richness—a future where this warm, inclusive everyday life becomes commonplace.

At CES 2025 this January, we announced that Woven City will launch this fall. "Producing happiness for all: Opening the future of mobility to deliver a better tomorrow." This is the purpose of Woven City. As we broaden the value of mobility, we will continue to take on challenges to help realize a future where everyone can live their lives on their own terms, in their own way.

These new challenges are only possible thanks to the unwavering understanding and kind support of our shareholders. We are sincerely grateful that you continue to stand behind us and move forward together, no matter the circumstances. We appreciate your ongoing support.

2

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation. Table of Contents  To Our Shareholders 1 Notice of Convocation 4 Reference Documents 8 Business Report 41 1. Outlook of Associated Companies 41 2. Status of Shares 57 3. Status of Members of the Board of Directors  and Audit & Supervisory Board Members 58 4. Status of Accounting Auditor 67 5. System to Ensure the Appropriateness of  Business Operations and Outline of  Implementation Status of Such Systems 68 Consolidated Financial Statements 77 Unconsolidated Financial Statements 89 Independent Auditor ’s Report and  Audit & Supervisory Board ’s Report 100 Financial Highlights 106 Organizational Structure 107 Investor Information 109 Toyota Times 110

(Securities Code 7203) May 23, 2025 (Electronic provision of information starts on: May 13, 2025) To All Shareholders: Koji Sato President, Member of the Board of Directors TOYOTA MOTOR CORPORATION1, Toyota-cho, Toyota City, Aichi Prefecture Notice of Convocation of the 121th Ordinary General Shareholders’ Meeting (Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan) Dear Shareholder, Please refer to the below for information about the upcoming 121th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”). If you are unable to attend the meeting, you may exercise your voting rights via the Internet or by paper ballot. We kindly ask you to review the Reference Documents for the General Shareholders’ Meeting below and exercise your voting rights by no later than 5:30 p.m. on Wednesday, June 11, 2025 (Japan Time). Thank you very much for your cooperation. 1. Date and time: 10:00 a.m., Thursday, June 12, 2025 (Japan Time) 2. Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture3. Meeting Agenda: Reports: Reports on business review, consolidated and unconsolidated financial statements for FY2025 (April 1, 2024 through March 31, 2025) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2025.Resolutions:Proposed Resolution 1: Partial Amendments to the Articles of Incorporation Proposed Resolution 2: Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members) Proposed Resolution 3: Election of 4 Members of the Board of Directors who are Audit & Supervisory Committee Members Proposed Resolution 4: Determination of Amount of Compensation for Members of the Board of Directors (Excluding Audit and Supervisory Committee Members) Proposed Resolution 5: Determination of Amount of Compensation for Members of the Board of Directors Serving as the Audit and Supervisory Committee Members Proposed Resolution 6: Determination of the Amount and Content of Restricted Share Compensation for Members of the Board of Directors (Excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members)

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

In convening this General Shareholders’ Meeting, TMC has taken measures to electronically provide the information, and its electronic provision is posted on the following website: [TMC website] https://global.toyota/en/ir/stock/shareholders/ In addition to the above, the information is posted on the following website: [Tokyo Stock Exchange website] https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show Access the TSE website above, search “TOYOTAMOTOR CORPORATION” or our securities code “7203,”select “Basic information” and go to “Documents for public inspection/PR information. ”Other Information Concerning the Notice of Convocation. The Companies Act has been revised so that, in principle, materials concerning the General Meeting of Shareholders are to be viewed on our website, and a paper copy of such materials are delivered only to shareholders who have requested it by the record date. However, for this Meeting, a paper copy of the “REFERENCE MATERIALS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS” has been sent to shareholders regardless of whether they made a request, for their convenience when attending the Meeting. Any revisions to matters subject to electronic provision will be posted on the websites above.

Guidance on Exercise of Voting Rights By attending the meeting Via the Internet By postal mail Date and time of the meeting: Deadline for exercise: Deadline for exercise: 10:00 a.m., June 12, 2025 Enter your vote by no later than Your ballot must reach us by (Japan Time) 5:30 p.m. on June 11, 2025 post no later than 5:30 p.m. on (Japan Time). June 11, 2025 (Japan Time). (1) Points to note when attending the meeting- If you attend the meeting in person, please submit the enclosed ballot at the reception desk. You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.—Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.—Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders. Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies. (2) Split voting—If you intend to engage in split voting, please notify us to that effect and state the reasons for the split voting at least three days prior to the General Shareholders’ Meeting. (3) Exercise of voting rights- If you exercise your voting rights both by paper ballot and via the Internet, only the vote via the Internet will be deemed valid. If you exercise your voting rights several times via the Internet, only the last vote will be deemed valid.—If you do not indicate your approval or disapproval of any of the proposed resolutions on the ballot returned to us, we will treat this as approved. (4) Other information- For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue.—The proceedings of this General Meeting of Shareholders will be conducted in Japanese. Shareholders who need to be accompanied by an interpreter are requested to make their own arrangements for an interpreter (limited to one person) and inform the staff at the reception desk. Please note that the interpreter cannot exercise voting rights or speak as a shareholder unless he/she is a shareholder with voting rights.

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1 : Partial Amendments to the Articles of Incorporation

1. Reason for Amendments

TMC believes that in order to remain a company that is always chosen by stakeholders, it needs a Board of Directors that maximizes the knowledge and expertise of its directors and contributes to growth along with all the stakeholders supporting the automotive industry as it moves towards the future we hope to create.

With TMC's transition from a company with an Audit & Supervisory Board to a company with an Audit & Supervisory Committee, all members of the Board of Directors will be able to join discussions without constraint based on inside/outside roles or titles. This will encourage full participation and reinvigorate the Board. Additionally, TMC will promote faster decision-making by delegating authority to executive management and strengthen the monitoring functions of the Board of Directors.

This proposed resolution seeks to make changes to the Articles of Incorporation necessitated by the transition, including establishing new provisions regarding the Audit & Supervisory Committee and its members, deleting provisions regarding the Audit & Supervisory Board and its members, as well as establishing new provisions regarding the delegation of important business execution decisions.

2. Details of Amendments

The details of amendments to be made are as follows.

We propose that the following amendments be made effective upon the conclusion of the General Shareholders' Meeting:

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
Article 8. (Transfer Agent)	Article 8. (Transfer Agent)
1. (Omitted)	1. (The same as the current provisions)
2. The transfer agent and the location of its office shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.	2. The transfer agent and the location of its office shall be designated by a resolution of the Board of Directors or by the Director(s) delegated by a resolution of the Board of Directors, and public notice thereof shall be given.
3. (Omitted)	3. (The same as the current provisions)
Article 9. (Share Handling Regulations)	Article 9. (Share Handling Regulations)
The procedures for and fees for the entry or recording into the register of shareholders and the register of stock acquisition rights, purchasing shares constituting less than one unit (tangen) and any other matters relating to the handling of shares and stock acquisition rights shall be subject to the Share Handling Regulations established by the Board of Directors.	The procedures for and fees for the entry or recording into the register of shareholders and the register of stock acquisition rights, purchasing shares constituting less than one unit (tangen) and any other matters relating to the handling of shares and stock acquisition rights shall be subject to the Share Handling Regulations established by the Board of Directors or by the Director(s) delegated by a resolution of the Board of Directors.

8

Current Articles of Incorporation Proposed Amendments CHAPTER IV. MEMBERS OF THE BOARD OF CHAPTER IV MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS DIRECTORS, BOARD OF DIRECTORS ANDAUDIT & SUPERVISORY COMMITTEE Article 16. (Number of Directors) Article 16. (Number of Directors)1. (Omitted) 1. (The same as the current provisions) (Newly established) 2. Of the Directors referred to in the preceding paragraph, the Corporation shall have no more than seven (7) Directors who are Audit & Supervisory Committee Members. Article 17. (Election of Directors) Article 17. (Election of Directors)1. Directors shall be elected by a resolution of a 1. Directors shall be elected by a resolution of a general meeting of shareholders. general meeting of shareholders, which should be implemented by distinguishing between the Directors who are Audit & Supervisory Committee Members and other Directors.2—3. (Omitted) 2—3. (The same as the current provisions) Article 18. (Term of Office of Directors) Article 18. (Term of Office of Directors)1. The term of office of Directors shall expire at the 1. The term of office of Directors (excluding the closing of the ordinary general meeting of Directors who are Audit & Supervisory Committee shareholders to be held for the last business year of Members) shall expire at the closing of the ordinary the Corporation ending within one (1) year after their general meeting of shareholders to be held for the election. last business year of the Corporation ending within one (1) year after their election.2. The term of office of any Director elected in order 2. The term of office of any Director (excluding the to increase the number of Directors or to fill a Directors who are Audit & Supervisory Committee vacancy shall be the balance of the term of office of Members) elected in order to increase the number of the other Directors who hold office at the time of his/ Directors or to fill a vacancy shall be the balance of her election. the term of office of the other Directors who hold office at the time of his/ her election. (Newly established) 3. The term of office of the Directors who are Audit & Supervisory Committee Members shall expire at the closing of the ordinary general meeting of shareholders to be held for the last business year of the Corporation ending within two (2) years after their election. (Newly established) 4. The term of office of any Audit & Supervisory Committee Member elected to fill a vacancy of the Directors who are Audit & Supervisory Committee Members and retire before the expiration of the term of office shall be the balance of the term of office of the Audit & Supervisory Committee Member whom he/she succeeds.

Current Articles of Incorporation	Proposed Amendments
Article 19. (Board of Directors)	Article 19. (Board of Directors)
1. (Omitted)	1. (The same as the current provisions)
2. Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Audit & Supervisory Board Member at least three (3) days before the date of the meeting. In case of urgency, however, such period may be shortened.	2. Notice of a meeting of the Board of Directors shall be dispatched to each Director at least three (3) days before the date of the meeting. In case of urgency, however, such period may be shortened.
3. With respect to matters to be resolved by the Board of Directors, the Corporation shall deem that such matters were approved by a resolution of the Board of Directors when all the Directors express their agreement in writing or by electronic records. Provided, however, that this provision shall not apply when any Audit & Supervisory Board Member expresses his/her objection to such matters.	3. With respect to matters to be resolved by the Board of Directors, the Corporation shall deem that such matters were approved by a resolution of the Board of Directors when all the Directors express their agreement in writing or by electronic records.
4. (Omitted)	4. (The same as the current provisions)
(Newly established)	Article 20 (Delegation of Decisions on Execution of Important Operations) Pursuant to the provisions of Article 399-13, Paragraph 6 of the Companies Act, the Corporation, by a resolution of the Board of Directors, shall be entitled to delegate all or a portion of the decisions concerning the execution of important operations (excluding the matters set out in the respective items of Paragraph 5 of that same article) to the Directors.
Article 20. (Representative Directors and Executive Directors)	Article 21. (Representative Directors and Executive Directors)
1. The Board of Directors shall designate one or more Representative Directors by its resolution.	1. The Board of Directors shall designate one or more Representative Directors from among the Directors (excluding the Directors who are Audit & Supervisory Committee Members) by its resolution.
2. (Omitted)	2. (The same as the current provisions)
Article 21 - 23. (Omitted)	Article 22 - 24. (The same as the current provisions)
(Newly established)	Article 25. (Audit & Supervisory Committee) 1. The Corporation shall have an Audit & Supervisory Committee.
(Newly established)	2. Notice of a meeting of the Audit & Supervisory Committee shall be dispatched to each Audit & Supervisory Committee Member at least three (3) days before the date of the meeting. In case of urgency, however, such period may be shortened.
(Newly established)	3. In addition to the provisions of the preceding paragraph, the management of the Audit & Supervisory Committee shall be subject to the Regulations of the Audit & Supervisory Committee established by the Audit & Supervisory Committee.
(Newly established)	Article 26. (Full-time Audit & Supervisory Committee Member) The Audit & Supervisory Committee may, by its resolution, select one or more full-time Audit & Supervisory Committee Members.

10

Current Articles of Incorporation Proposed Amendments CHAPTER V. AUDIT & SUPERVISORY BOARD (Deleted) MEMBERS AND AUDIT & SUPERVISORY BOARD Article 24. (Establishment of Audit & Supervisory (Deleted) Board Members and Number of Audit & Supervisory Board Members) The Corporation shall have no more than seven (7) Audit & Supervisory Board Members. Article 25. (Election of Audit & Supervisory Board (Deleted) Members) 1. Audit & Supervisory Board Members shall be elected by a resolution of a general meeting of shareholders. 2. A resolution for the election of Audit & Supervisory (Deleted) Board Members shall be adopted by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all the shareholders who are entitled to vote. Article 26. (Term of Office of Audit & Supervisory (Deleted) Board Members) 1. The term of office of Audit & Supervisory Board Members shall expire at the closing of the ordinary general meeting of shareholders to be held for the last business year of the Corporation ending within four (4) years after their election. 2. The term of office of any Audit & Supervisory (Deleted) Board Member elected to fill a vacancy shall be the balance of the term of office of the Audit & Supervisory Board Member whom he/she succeeds. Article 27. (Audit & Supervisory Board) (Deleted) 1. The Corporation shall have an Audit & Supervisory Board. 2. Notice of a meeting of the Audit & Supervisory (Deleted) Board shall be dispatched to each Audit & Supervisory Board Members at least three (3) days before the date of the meeting. In case of urgency, however, such period may be shortened. 3. In addition to the provisions of the preceding (Deleted) paragraph, the management of the Audit & Supervisory Board shall be subject to the Regulations of the Audit & Supervisory Board established by the Audit & Supervisory Board. Article 28. (Full-time Audit & Supervisory Board (Deleted) Member) The Audit & Supervisory Board shall, by its resolution, select one or more full-time Audit & Supervisory Board Members.

Current Articles of Incorporation Proposed Amendments Article 29. (Exemption from Liability of Audit & (Deleted) Supervisory Board Members) In accordance with the provisions of Article 426, Paragraph 1 of the Companies Act, the Corporation may, by a resolution of the Board of Directors, exempt Audit & Supervisory Board Members (including former Audit & Supervisory Board Members) from liabilities provided for in Article 423, Paragraph 1 of the Companies Act within the limits stipulated by laws and regulations. Article 30. (Limited Liability Agreement with Audit & (Deleted) Supervisory Board Members) In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Corporation may enter into an agreement with Audit & Supervisory Board Members limiting liabilities provided for in Article 423, Paragraph 1 of the Companies Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations. CHAPTER VI. ACCOUNTING AUDITOR CHAPTER V. ACCOUNTING AUDITOR Article 31. (Omitted) Article 27. (The same as the current provisions) CHAPTER VII. ACCOUNTS CHAPTER VI. ACCOUNTS Article 32—34. (Omitted) Article 28—30. (The same as the current provisions)Supplementary Provisions (Newly established) (Transitional Measures Related to Exemption of Audit & Supervisory Board Members from Liability) In accordance with the provisions of Article 426, Paragraph 1 of the Companies Act, regarding actions taken prior to the effectiveness of the partial amendments to the Articles of Incorporation resolved at the 121st Ordinary General Meeting of Shareholders, the Corporation may, by a resolution of the Board of Directors, exempt Audit & Supervisory Board Members (including former Audit& Supervisory Board Members) from the liabilities provided for in Article 423, Paragraph 1 of the Companies Act within the limits stipulated by laws and regulations.

(Reference) Transition to a Company with an Audit and Supervisory Committee Key Points of Transition Audit and Supervisory Committee All members of the Board of Directors will be able to join discussions. Delegate authority to executive management This will encourage full participation and Improvement of the auditing reinvigorate the Board. Function Current Structure (Company with Audit and Supervisory Board) Internal member Outside Independent member Shareholders’ Meeting Appoint/ Appoint/ Appoint/ Dismiss Dismiss Dismiss Cooperate Audit & Supervisory Board Management Board of Accounting Auditor oversight Directors Executive Appointment Meeting 3 3 Audit 6 4 Cooperate Cooperate Executive Compensation Meeting Audit Report Internal Audit Department Submit Audit Supervise /Report Audit Operational execution Operating officers Sustainability Meeting Operating Officers’ Meeting Product and Design Business units Decision Meeting Head Office In-house companies Governance Risk Compliance Meeting Members of the Board of 10 Directors (4 Independent Outside Directors / 1 female) Membership Members of the Audit & 6Supervisory Board (3 Independent Outside members / 2 female) Delegation of authority Delegation of important operational execution to the executive officers is not permitted. Audits that focus on genchi genbutsu (onsite, hands-on experience), conducted by auditors Auditing activities through site visits.

In addition to supervising business operations, responsible for auditing the performance of the Directors’ duties. Promote faster decision-making / strengthen the monitoring functions of the Board of Directors. Enhancing organizational audits using the internal audit department. Post-Transition Structure (Company with Audit and Supervisory Committee) Internal Independent member Outside member Shareholders’ Meeting Appoint/ Appoint/ State Appoint/ Dismiss Dismiss opinions Dismiss Accounting Auditor Cooperate Management oversight Board of Directors Audit & Supervisory Committee Executive Appointment Meeting Strengthening 5 5 Cooperate Cooperation 1 3*Number of members, including Audit and Executive Compensation Meeting Supervisory Committee members Internal Audit Submit/Department Audit Audit Supervise Delegation of authority Report Report Audit Operational execution Operating officers Sustainability Meeting Operating Officers’ Meeting Product and Design Business units Decision Meeting Head Office In-house companies Governance Risk Compliance Meeting Members of the Board of 10 (5 Independent Outside Directors / 2 female)Directors 4 members of the Board of Directors who are Audit and Supervisory Committee members (3 Independent Outside Directors / 1 female)Membership Members of the Audit & Abolished Supervisory Board Delegation of authority Delegation of authority to executive team to further expedite decision-making and strengthen monitoring In addition to audits that focus on genchi genbutsu (onsite, hands-on experience), organizational audits will be enhanced.- Audits conducted by Audit and Supervisory Committee members based on a risk approach Auditing activities through site visits.—Establishing a reporting and directive system between the Audit and Supervisory Committee and the internal audit department, utilizing the internal control system. Strengthening sufficient resources to support the above.

(Reference) Changes in Governance Structure

Since its establishment, Toyota's founders pushed toward creating domestic automobiles and built the foundations of Japan's automobile industry together with its suppliers and dealers. The spirit of "working for the sake of others" and "making others' work easier" has led to research and development ahead of the times to improve people's lives and society, which is the core of the Toyota way.

Based on that, Toyota has transformed its way of working and organizational structure. With the axes of "making ever-better cars" and being the "best-in-town," each person working on the frontlines has thought and acted independently towards autonomous growth and long-term corporate value enhancement.



– 2010
2015
Invigoration of discussions at meetings of the Board of Directors, enhancement of transparency
Major reforms
(2011) Reduction of number of members of the Board of Directors
(2013) Appointment of outside members of the Board of Directors
(2015) Establishment Executive Executive
(2016)
Number of members of the Board of Directors
27
(2011 – 2016) 11 – 16
Outside members of the Board of Directors
(2013 –) 3
Audit and Supervisory Board members
7
Outside Audit and Supervisory Board members
4
Numbers of executives
Operating officers *1
64
(2011 – 2018) about 50
Advisors and senior advisors
(2011 – 2017) 55 – 68
Committees
Executive Appointment Meeting and Executive Compensation Meeting

*1 Executive vice presidents, senior managing officers, and managing officers prior to introduction of executive officer system

15

To establish a corporate governance system, Toyota has reviewed the number of directors and officers and the advisor and senior adviser to speed up decision-making and promote the appointment of diverse human resources.

In an era of rapid change and uncertainty, Toyota intends to strengthen monitoring functions and delegate authority to the executive management, while making swift decisions that resonate with society. We will continue to flexibly review our internal decision-making bodies, including the Board of Directors, to adapt to the times.


2020
2025
Product- and region-centered management
Invigoration of discussions at meetings of the Board of Directors, enhancement of monitoring functions
(2023) Revision of management team
Introduction of in-house company system
(2019) new classification called "senior professional/senior management"
(2024) Clarification of roles and expectations of outside members of the Board of Directors
Revision of independence criteria
of voluntary committees, Appointment Meeting and Compensation Meeting
(2020) Abolishment of advisor and senior advisor
(2025) Transition to company with audit and supervisory committee structure
(2024) 10
10 (5 Independent Outside Directors)
4 Audit and Supervisory Committee members (3 Independent Outside Directors)
(2024) 4
(2014 –) 6
Abolished
(2014 –) 3
(2019 –) 22
(2024) 8
(2025) 9
(2018) 9
0
(2025) 1
(2017 –)
(2019 –)
Half of the members are Independent Outside members
Majority of the members are Independent Outside members

16

Proposed Resolution 2: Election of 6 Members of the Board of Directors (excluding Directors who are Audit & Supervisory Committee Members)

The tenure of the office of all 10 members of the current Board of Directors will expire upon the conclusion of this General Shareholders' Meeting. In addition, TMC will transition to a company with an Audit and Supervisory Committee upon approval of the Proposed Resolution 1 as originally proposed. Accordingly, we hereby request the appointment of 6 Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members; the same shall apply hereinafter in this Proposed Resolution) after the transition to a company with an Audit and Supervisory Committee. The candidates for the positions are shown in the table below.

TMC believes that it is critical to appoint individuals who practice "product-centered and region-centered management" and contribute to decision-making aimed at sustainable growth into the future based on the "Toyota Philosophy" *1. Moreover, these individuals should be able to play a significant role in transforming TMC into a mobility company based on trust and friendship and internal two-way interactive teamwork, while working towards the solution of environmental issues, including climate change, as well as social challenges related to TMC and its value chain.

TMC's Executive Appointment Meeting, a majority of the members of which are outside members of the Board of Directors, made recommendations to the Board of Directors regarding the candidates for Members of the Board of Directors. We believe that the two candidates for outside members of the Board of Directors will contribute to the roles and expectations that TMC envisions for Outside Members of the Board of Directors. Both candidates satisfy TMC's "Independence Assessment Criteria" *2. TMC expects them to reflect their broad experience and insight in its management from an independent standpoint.

The members of the Board of Directors*3 are selected by comprehensively considering all members including those who are to be Audit and Supervisory Committee Members. The knowledge, experience, and abilities, etc. of each member are listed in a skills matrix, and TMC's Board of Directors is composed of individuals who ensure a balance of abilities and diversity in order to make important business decisions and supervise management appropriately.

*1 Please see the "Toyota Philosophy".
*2 Please refer to the "Roles of and Expectations for Outside Members of the Board of Directors and Independence Assessment Criteria" on pages 31 and 32
*3 Please refer to the "Corporate Governance Highlights and Skills Matrix" shown on pages 33 and 34.

List of candidates for the Board of Directors (plan after the June 12, 2025 Ordinary General Shareholders' Meeting)

Candidate No.		Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Number of BoD meetings attended *
1	Reappointed	Akio Toyoda	Male	69	25		94% (15/16)
2	Reappointed	Koji Sato	Male	55	2		100% (16/16)
3	Reappointed	Hiroki Nakajima	Male	63	2		100% (16/16)
4	Reappointed	Yoichi Miyazaki	Male	61	2		100% (16/16)
5	Newly appointed	Shigeaki Okamoto	Male	64	-	Outside Independent	-
6	Newly appointed	Kumi Fujisawa	Female	58	-	Outside Independent	-

*Describes the status of attendance at the Board of Directors for the year ended March 31, 2025.

17

Independent Director Appointment Process Candidates are selected based on their alignment with the “Toyota Philosophy,” as well as their strong interest in our business and personnel, among other criteria. The Executive Appointment Meeting, which is primarily composed of outside directors, conducts evaluations including direct interviews with candidates. After appointment, detailed support is provided through ongoing communication with the executive team, participation in internal events, and engagement in on-site activities. ½Discussion at the Executive Appointment Meeting based on the candidate list—The president prepares a proposal for outside director candidates, which Selection is then deliberated at the Executive Appointment Meeting, composed of Candidates mainly of outside directors. *For detailed selection criteria, please refer to “Reference: Role of and Expectations for Independent Directors and Independence Assessment Criteria” on pages 31 and 32 ½Conductinterviews with members of the Executive Appointment Conducting Meeting and the executive team Interviews—Conduct interviews, including with the executive team, to carefully assess the suitability and personality of the candidates. ½Evaluate the suitability and make the final decision Deliberation—Individual evaluations are discussed at the Executive Appointment and Final Meeting Decision and a proposal is mad to the Board of Directors. Making—A resplusion is passed by the Board of Directors, and a proposal for the election of directors is submitted to the Ordinary General Shareholder’s Meeting. ½Offer comprehensive support to outisde directors to improve the effectiveness of the Board of Directors - Pre-meeting briefings on the agenda will be held before the Board of Directors meetings.—Meetings with the chairman and executive team (5 times in FY25), Initiatives to meetings with the president (4 times in FY25). Enhance—Attend key meetings such as Sustainability Meetings, GRC Meetings, and Board discussions with department heads. Effectiveness—Attend internal events such as TPS Jishuken, dealer conferences, auto racing and sports support.—Engage in on-site activities (visits to factories and domestic and overseas subsidiaries).

Following are the nominees

Candidate No. 1

Reappointed



Akio Toyoda

Male

May 3, 1956 (Age: 69)

Chairman of the Board of Directors

Tenure as Director

25 years

Number of Board of Director meetings attended

15/16 (94%)

Number of TMC shares owned

23,746,724 shares

Important concurrent duties

Chairman of TOYOTA FUDOSAN CO., LTD.

Member of the Board of Directors of DENSO CORPORATION

Representative Director of ROOKIE Racing, Inc.

Chairman of TOYOTA GAZOO Racing World Rally Team

Position and areas of responsibility

Chairman of the Board of Directors

Brief career summary

Apr. 1984 Joined TMC
- Gained experience in disparate departments, including production and sales departments, and promoted the operational reform of dealers based on the Toyota Production System. He also promoted the launch of Gazoo, a website presenting information on vehicles.
- Served as an executive vice president at New United Motor Manufacturing, Inc., a U.S. production joint venture, with General Motors Company in the U.S. in 1998.

Jun. 2000 Member of the Board of Directors of TMC

Jun. 2005 Executive Vice President of TMC

Jun. 2009 President of TMC
- Actively led on the front line during crises such as the consolidated operating deficits resulting from the 2009 financial crisis, the largescale recall issues in 2010 and the temporary suspension of operations resulting from the Great East Japan Earthquake and a flood in Thailand in 2011.
- At CES, a consumer electronics trade fair, in the U.S. in 2018, unveiled "e-Palette," a multi-purpose commercial battery electric vehicle using autonomous driving technology and declared TMC's intention to transition to a mobility company.
- After serving as a master driver, he led the "making ever-better cars" initiative as a chief officer to check how comfortable the car ride was.
- Sent a message to "5.5 million coworkers in the automotive industry" as Chairman of Japan Automobile Manufacturers Association, Inc. (JAMA) in 2021 and promoted initiatives throughout the entire automotive industry.

Apr. 2023 Chairman of TMC (to present)
- In 2024, announced the Group Vision "Inventing our path forward, together" as the direction that the Toyota Group should aim for and the starting point to which all members of the group should revisit.

Reasons for nomination as a Board of Director candidate and expecred roles

<Recent contribution>

Mr. Akio Toyoda supervises the execution of operations as Chairman by taking responsibilities for management as Representative Director and utilizing his rich experience and insights gained from building "product-centered and region-centered management" from a long-term perspective while leading TMC for 14 years as President and overcoming various crises.

He not only represents the interests of TMC, but also strives for the future of the automotive industry and, by extension, of Japan. He is responsible for communications that serve as a foothold for the business, and directly negotiates with overseas dignitaries, connects with top executives to create cross-industry partnerships, and builds strong ties with key figures in politics and business. He also networks with business partners around the world through activities to promote motorsports. He gave un update to the international audience of Woven City, which serves as a test course for TMC's transformation into a mobility company, at CES, a consumer electronics trade fair, in the U.S. in January 2025.

While expanding the transfer of executive authority for business execution to Operating Officers, he strongly supports proactive and daring execution by those in the "front-end process," listening to and giving advice whenever they face unprecedented major challenges. In addition, as Chairman of the Board of Directors, he gives outside members of the Board of Directors opportunities to learn about TMC's initiatives and culture. Through active communication, he draws out a wide range of opinions, and helps to improve the effectiveness of the Board of Directors.

He is also working to promote initiatives to keep close relationships with those on the front lines (genba) of TMC and Group companies. In "making ever-better cars" with motorsports as a starting point, by showing how he, as a master driver, never compromises in refining the ride of each car, he promotes development of personnel at the front lines. Moreover, based on his belief that making improvements in governance requires changes in the behavior of each individual on the front lines as per the Group Vision, he conveys the values he holds through honest dialogue with front line leaders (Akio Toyoda's Juku). One of the initiatives is the "Akio Toyoda's Juku TPS Jishuken for Certification Work," which is an effort to fundamentally prevent the recurrence of certification issues by overcoming Group boundaries and functions and bringing together leaders across the chain with the goal of using kaizen to create better systems for work.

<Reasons for nomination and expected roles>

While Mr. Akio Toyoda powerfully pursues TMC's transformation into a mobility company, he will continue to accelerate his actions for the future of the Toyota Group, the automotive industry, and Japan. We believe that he will continue to contribute to the increase of our corporate value in this way. As such, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

19

Candidate No.	2

Reappointed



Koji Sato

Male

October 19, 1969 (Age: 55)

President, Member of the Board of Directors

Tenure as Director

2 years

Number of Board of Director meetings attended

16/16 (100%)

Number of TMC shares owned

186,462 shares

Important concurrent duties

Chairman of Toyota Motor North America, Inc.

Position and areas of responsibility

Chief Executive Officer

Brief career summary

Apr. 1992	Joined TMC - Belonged to the Chassis Engineering Department, in charge of product planning mainly of the Camry and Lexus GS. - In 2011, Lexus GS received negative feedback. This led him to revisit the nature of the Lexus brand. As the Chief Engineer of the Lexus LC in 2016, he and his team took on the challenge in car design of achieving the technically impossible. He reinvented Lexus as a brand that “people who know authenticity choose at the end of the day,” and contributed to raising its brand value.
Jan. 2020	Operating Officer of TMC - As the President of Lexus International Co., he envisioned its electrification efforts named LEXUS ELECTRIFIED and transformed Lexus into a forerunner of electrification. - As the President of GAZOO Racing Company, he aggressively pushed for the introduction of cars to be deployed into races with cutting-edge technology that were still under development. He chose agile development as the method to perfect car models, having drivers and their cars endure thorough trial and error. He lives the spirit of “making ever-better cars through motorsports.”
Jan. 2021	Operating Officer of TMC (current system)
Apr. 2023	Operating Officer and President of TMC
Jun. 2023	President, Member of the Board of Directors and Operating Officer of TMC (to present) - Announced the “Toyota Mobility Concept” as a means of transforming into a mobility company and encouraged TMC to take on the challenge of creating new value that expands the value of cars and connects them to society.

Reasons for nomination as a Board of Director candidate and expecred roles

<Recent contribution>

Mr. Koji Sato has led the implementation and realization of initiatives toward TMC’s transformation into a mobility company under the “Toyota Mobility Concept” by leveraging the foundation of “product-centered and region-centered management.” At the same time, he promotes our efforts to “cement the work foundation” to lay the groundwork for sustainable growth looking 10 years into the future.

Aiming for carbon neutrality, he worked to realize a variety of options (multi-pathways) to meet needs that differ by region envisioning the future vision of energy. Projects include the development of next-generation battery EVs, new small and efficient engines, and fuel and infrastructure initiatives.

He worked on initiatives to expand the value of cars, aiming to evolve them into mobility solutions that are connected to society. While building partnerships for co-creation across industries, he strived to establish the foundation for TMC’s unique Software Defined Vehicles (SDVs) with the aim of eliminating traffic accidents, as well as building battery and hydrogen value chains.

As part of TMC’s efforts to “cement the work foundation” in the past year, he determined that the key issues for the near term are to develop an environment in which TMC can leverage its “competitive edge of a 10-million-unit-strong car-making base” and demonstrate its “ability to take on various challenges.” To this end, he promoted measures to achieve thorough safety and quality, human resource development, and improvements in production and development worksite environments.

To prevent the recurrence of certification issues in TMC, he took the initiative in visiting worksites, listening to the voices of front line employees, and immediately taking action. He worked to develop an environment in which work is performed correctly throughout TMC by implementing measures such as updating facilities and equipment at certification sites, increasing personnel, and reviewing the management of development stages in a timely manner. At the same time, he sent out messages to all employees and engaged in labor-management talks to change corporate culture.

Furthermore, he addresses medium- to long-term management issues as chair of the Sustainability Meeting, where he incorporates the diverse insights of outside members of the Board of Directors. Specifically, he leads initiatives on key themes aimed at the sustainable development of corporations and society, including the “Factories for the Future” project, which aims to transform monozukuri (manufacturing), and the establishment of a foundation for car-making through comprehensive DX.

<Reasons for nomination and expected roles>

Mr. Koji Sato is driven by the principle of having cars serve as the means for making society richer. He has demonstrated leadership in accelerating the implementation and realization of management strategies and strongly promotes ongoing efforts to strengthen TMC’s foundations with a long-term perspective, and we believe that he will continue to contribute to the increase of our corporate value. As such, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

20

Candidate No. 3

Reappointed



Hiroki Nakajima

Male

April 10, 1962 (Age: 63)

Member of the Board of Directors

Tenure as Director

2 years

Number of Board of Director meetings attended

16/16 (100%)

Number of TMC shares owned

70,700 shares

Important concurrent duties

President of Commercial Japan Partnership Technologies Corporation

President of Commercial Japan Partnership Technologies Asia Co., Ltd.

Chairman of TOYOTA GAZOO Racing Europe GmbH

Position and areas of responsibility

Chief Technology Officer

Brief career summary

Apr. 1987 Joined TMC
- After working in the production engineering field, he gained experience in vehicle body design. He was in charge of developing compact cars such as iQ when he belonged to the Vehicle Development Center from 2005.
- In charge of developing Hilux and other global strategy models as a Chief Engineer of Innovative International Multi-purpose Vehicle (IMV), from 2011.
- As the Executive Chief Engineer of car-frames and commercial vehicles from 2014, he was in charge of development of the new IMV series. Promoted the development of vehicles that combine greater vehicle reliability and comfort than previous models.

Apr. 2014 Executive General Manager of TMC

Apr. 2015 Managing Officer of TMC

Jan. 2020 Operating Officer of TMC
- Took office as President of Mid-size Vehicle (MS) Company from 2020, and concurrently served as President of CV Company from 2021. Led car-making in a wide range of product lines from passenger vehicles to commercial vehicles.

Apr. 2023 Operating Officer and Executive Vice President of TMC (current system)

Jun. 2023 Member of the Board of Directors, Operating Officer and Executive Vice President of TMC (to present)

Reasons for nomination as a Board of Director candidate and expecred roles

<Recent contribution>

As Chief Technology Officer, Mr. Hiroki Nakajima promotes technology development through "product-centered and region-centered management." Specifically, he accelerated the "Toyota Mobility Concept" from three approaches of electrification, intelligence, and diversification.
For electrification, he put the "multi-pathway strategy" into specific action and promoted development tailored to customers and regions, from battery EVs to plug-in hybrid electric vehicles (HEVs) and hydrogen mobility, pivoting on HEVs. For intelligence, he led the development of the "Arene" software platform and built cross-industry partnerships, for example with NTT, to realize TMC's unique Software Defined Vehicles (SDVs) which aim to eliminate traffic accidents. For diversification, he led development and collaboration with other companies, including a project with Joby Aviation, Inc. to commercialize air mobility, as part of TMC's efforts to realize the vision of "Mobility for All," which is a concept to provide mobility to all customers on land, ocean, and air.
As the President of Commercial Japan Partnership Technologies Corporation, he promotes the social implementation of commercial vehicles connected to infrastructure aimed at solving issues in the logistics industry and achieving carbon neutrality.
In addition to these initiatives, in the wake of the certification issue at TMC and Group companies, he visited worksites many times, engaged in dialogue, and led activities to lay the groundwork for sound practices.
He strongly promotes initiatives for members to reaffirm their approach to work and the growth of skillsets, while reviewing projects and other measures to help TMC build up the strength to continue taking on challenges into the future.

<Scheduled to be appointed as Representative Director>

If Mr. Hiroki Nakajima's appointment is approved in this Proposed Resolution, he will be appointed as Representative Director along with Mr. Akio Toyoda, Mr. Koji Sato, and Mr. Yoichi Miyazaki.
In a structure where Operating Officers carry out the management of the whole company working with top management to take "product-centered and region-centered management" into action, Mr. Hiroki Nakajima has served as Executive Vice President since 2023, drawing on his abundant knowledge and experience mainly in the product-centered domain.
We believe appointing Mr. Hiroki Nakajima as Representative Director is appropriate as it helps expedite company decision-making and execution by enabling him to work more closely and on an equal footing with the incumbent Representative Directors, Chairman Toyoda and President Sato.
Mr. Hiroki Nakajima has handed over the position of President of Mid-size Vehicle (MS) Company, his former concurrent position, in January 2025, and is focusing more on the execution and supervision of management of the whole company.

21

Candidate No.	4

Reappointed



Yoichi Miyazaki

Male

October 19, 1963 (Age: 61)

Member of the Board of Directors

Tenure as Director

2 years

Number of Board of Director meetings attended

16/16 (100%)

Number of TMC shares owned

96,137 shares

Important concurrent duties

–

Position and areas of responsibility

Chief Financial Officer
Chief Competitive Officer
Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr. 1986	Joined TMC - Served as General Manager of Sales & Operation Planning Div. in 2012, and coordinated global supply and demand systems, including Japan. Tackled business crises including the Great East Japan Earthquake and yen appreciation to maximize sales opportunities and profit.
Apr. 2015	Managing Officer of TMC - From 2015, handled the product lineup for the Toyota New Global Architecture (TNGA). Marketed many models aligning them with the business and sales strategies of each region. Contributed to raising the level of competitiveness in each region.
Jan. 2019	Operating Officer of TMC - As Regional CEO of Asia operations from 2020, he was posted there to direct product and business planning of the Innovative International Multi-purpose Vehicle Zero (IMV0) commercial vehicles. Revisiting the nature of cars, "cars at work," he led creating products that meet diverse customer needs. Other efforts include new businesses and value chain promotion, as part of his initiative to reform the earnings structure of Asia operations.
Apr. 2022	Operating Officer of TMC (current system)
Apr. 2023	Operating Officer and Executive Vice President of TMC
Jun. 2023	Member of the Board of Directors, Operating Officer and Executive Vice President of TMC (to present)

Reasons for nomination as a Board of Director candidate and expecred roles

<Recent contribution>

Mr. Yoichi Miyazaki serves as Chief Financial Officer and Chief Competitive Officer.
He drives product launches and business strategies in each region in line with TMC's transformation into a mobility company, as well as financial and capital strategies to support these efforts in "product-centered and region-centered management."
Specifically, he has been working closely with regional CEOs to timely understand the changing environments and customer needs in each region, and to promote the implementation of business plans in the short-, medium-, and long-term. He also works to expand the value chain business both in existing businesses and new businesses to further strengthen the earnings structure.
Based on the "multi-pathway strategy," he leads TMC's response to strong demand for hybrid electric vehicles. In the area of battery electric vehicles (BEVs), he has steered the entire business, including the system for the production and supply of vehicles, and led battery-related investment decisions and procurement infrastructure worldwide, while taking into account changes in regional demand.
In terms of financial and capital strategies, he steadily enhances our earnings structure and optimizes the allocation of capital by reviewing strategic and intra-Group cross-shareholdings, investing in the future, and implementing shareholder returns to optimize the balance sheet.
In addition, he also works to prevent the recurrence of the certification issue at TMC and Group companies and strives to lay the groundwork for sound practice. He leads investment to improve the workplace environment based on the voices of those on the front line, and actively engages in labor-management talks to create a workplace culture that encourages frank dialogue and action. He also leads the development of business strategies through open dialogue with Group companies.

<Scheduled to be appointed as Representative Director>

If Mr. Yoichi Miyazaki's appointment is approved in this Proposed Resolution, he will be appointed as Representative Director along with Mr. Akio Toyoda, Mr. Koji Sato, and Mr. Hiroki Nakajima.
In a structure where Operating Officers carry out company-wide management working with top management, to take "product-centered and region-centered management" into action, Mr. Yoichi Miyazaki has served as Executive Vice President since 2023 drawing on his abundant knowledge and experience mainly in the region-centered domain.
We believe appointing Mr. Yoichi Miyazaki as Representative Director is appropriate as it helps expedite company decision-making and execution by enabling him to work closely and on an equal footing with the incumbent Representative Directors Chairman Toyoda and President Sato.
Mr. Yoichi Miyazaki has handed over the position of President of the business and sales domain, his former concurrent position, in April 2025, and is focusing more on the execution and supervision of management of the whole company.

22

Candidate No.	5

Newly appointed

Outside

Independent



Shigeaki Okamoto

Male

February 20, 1961 (Age: 64)

Tenure as Director

–

Number of Board of Director meetings attended

–

Number of TMC shares owned

1,000 shares

Important concurrent duties

Deputy Chairman of the Board Japan Tobacco Inc.

Brief career summary

Apr.	1983	Joined the Ministry of Finance - In 2003, engaged in risk response at the Financial Services Agency, including the injection of public funds into major financial institutions.
Jul.	2006	Director for the Budget Bureau, Planning and Administration Division of Budget Bureau, Ministry of Finance
Jul.	2009	Head ofSecretariat Division, Minister's Secretariat, Ministry of Finance
Aug.	2012	Deputy Director-General of the Budget Bureau, Ministry of Finance
Jun.	2015	Deputy Vice Minister, Ministry of Finance
Jul.	2017	Director-General of the Budget Bureau, Ministry of Finance
Jul.	2018	Administrative Vice Minister, Ministry of Finance - Launched the "Ministry of Finance Revitalization Project" and served as the head of the project to ensure compliance, establish internal controls, and reform the organizational culture.
Jun.	2020	Retired as Administrative Vice-Minister of Finance, Ministry of Finance
Mar.	2022	Deputy Chairperson of the Board, Japan Tobacco Inc. (to present)

Reasons for nomination as Outside member of the Board of Directors candidate and expected roles

<Reasons for nomination and expected roles>

Mr. Shigeaki Okamoto has held a number of key positions during his extensive career at the Ministry, including Administrative Vice Minister of Finance, and possesses abundant knowledge of national policy overall.

At the Ministry of Finance, he was primarily engaged in budgeting and has deep insight into the present and future direction of society through his involvement in various financial policies. He also has hands-on experience in responding to various crises, such as the Great Hanshin-Awaji Earthquake, the injection of public funds into major financial institutions, and the economic measures taken during the 2008 financial crisis.

During his tenure as Administrative Vice-Minister of Finance, Mr. Shigeaki Okamoto launched the "Ministry of Finance Revitalization Project" and served as the head of the project to promote organizational reform. He actively engaged external experts and held dialogue with staff, including those in regional offices. Through this process, he advanced initiatives to not only ensure compliance, but also instill and implement organizational values, develop human resources, promote work style reform and operational efficiency, and enhance communication both within and outside the organization.

After retiring from the Ministry of Finance, he leverages this knowledge and experience to serve as Deputy Chairperson of the Board at Japan Tobacco Inc., where he plays an essential role in enhancing corporate governance, including strengthening supervisory functions and stakeholder engagement.

Accordingly, Mr. Shigeaki Okamoto has extensive expertise, experience and knowledge that can be leveraged to guide TMC in navigating the complex social climate and our journey to enhance corporate governance. We believe he will contribute to the increase of our corporate value from an independent standpoint. As such, we hereby nominate him as a Board of Directors candidate.

<Confirmation of Independence>

There are business transactions between TMC and Japan Tobacco Inc., where Mr. Shigeaki Okamoto serves as a director. The transactions amount to less than 0.1% of the consolidated sales of both companies. Additionally, there are no business relationships between Mr. Okamoto and our company or consolidated subsidiaries, so TMC has determined that there is no risk of conflict of interest with general shareholders due to the insignificance of these transactions.

Notes: 1. Registration as independent director

Mr. Shigeaki Okamoto is a candidate to become an outside member of the Board of Directors. Upon approval of his appointment pursuant to this Proposed Resolution, TMC plans to register him as an independent director with the Japanese stock exchanges on which TMC is listed.

2. Outline of limited liability agreement

Upon approval of Mr. Shigeaki Okamoto's appointment pursuant to this Proposed Resolution, TMC plans to enter into a limited liability agreement with him to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3. Outline of directors and officers liability insurance agreement

Upon approval of Mr. Shigeaki Okamoto's appointment pursuant to this Proposed Resolution, he will be insured under the directors and officers liability insurance agreement described on the next page.

23

Candidate No.	6

Newly appointed

Outside

Independent



Kumi Fujisawa

Female

March 15, 1967 (Age: 58)

Tenure as Director

–

Number of Board of Director meetings attended

–

Number of TMC shares owned

–

Important concurrent duties

Chairperson of Institute for International Socio-Economic Studies

Outside Director of Net Protections Holdings, Inc.

Outside Director (Audit & Supervisory Committee Member) of CellSource Co., Ltd.

Outside Director of Shizuoka Financial Group, Inc.

Brief career summary

May	1995	Founder and President of IFIS Limited Ltd.
Jun.	2000	Director of Think Tank SophiaBank
Jun.	2011	Public Governor of the Japan Securities Dealers Association (to present)
Feb.	2012	Director of Organization for Supporting the Turnaround of Businesses Damaged by the Great East Japan Earthquake
Aug.	2013	President of Think Tank SophiaBank
Jun.	2014	Outside Director of Toyota Tsusho Corporation
Apr.	2022	Chairperson of Institute for International Socio-Economic Studies(to present)
Jun.	2024	Substitute Audit & Supervisory Board Member of TMC (to present)

Reasons for nomination as Outside member of the Board of Directors candidate and expected roles

<Reasons for nomination and expected roles>

Ms. Kumi Fujisawa possesses extensive knowledge and a broad perspective, and a strong network, cultivated through diverse experiences including as an entrepreneur, outside director, and in numerous public roles.

She founded Japan's first investment trust evaluation company and served as its President. She is also the Cofounder and President of Think Tank SophiaBank. In addition, she has held many public positions, including as a member of the Financial System Council of the Financial Services Agency.

In 2007, she was selected as one of the Young Global Leaders at the Davos annual meeting of the World Economic Forum, and in 2008, she became a member of the Global Agenda Council, taking part in discussions on resolving global issues.

She has also played leading roles in various public-private initiatives, such as serving as the leader of the 2016 "World Forum on Sport and Culture," an international conference jointly hosted by the Japanese government and the private sector. She has actively exchanged opinions and interviewed many leaders from Japan and overseas, and connected leaders from different industries and fields.

As an outside director, she has served on the boards of listed companies for over a decade, including as chair of nominating and compensation committees, gaining extensive experience in management oversight. She gained an understanding of the Toyota Group through serving as an Outside Member of the Board of Toyota Tsusho Corporation.

Ms. Fujisawa is currently appointed as a substitute Audit & Supervisory Board Member of TMC, and has extensive knowledge and connections she can leverage to give guidance and advice to TMC's management. We believe she will contribute by giving inputs to help create new value from a broad perspective and building new networks for TMC. As such, we hereby nominate her as a Board of Directors candidate.

<Confirmation of Independence>

There are no business relationships between TMC and Institute for International Socio-Economic Studies, Ltd., where Ms. Kumi Fujisawa serves as the chairperson. Apart from her annual remuneration of approximately 4.8 million yen as a substitute auditor, there are no business relationships between Ms. Fujisawa and our company or consolidated subsidiaries, so TMC has determined that there is no risk of conflict of interest with general shareholders due to the insignificance of these transactions.

Notes: 1. Registration as independent director
Ms. Kumi Fujisawa is a candidate to become an outside member of the Board of Directors. Upon approval of her appointment pursuant to this Proposed Resolution, TMC plans to register her as an independent director with the Japanese stock exchanges on which TMC is listed.

2. Outline of limited liability agreement
Upon approval of Ms. Kumi Fujisawa's appointment pursuant to this Proposed Resolution, TMC plans to enter into a limited liability agreement with her to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3. Outline of directors and officers liability insurance agreement
Upon approval of Ms. Kumi Fujisawa's appointment pursuant to this Proposed Resolution, she will be insured under the directors and officers liability insurance agreement described below.

Notes: 1: The information included in the above table is as of the date of this reference document for this General Shareholders' Meeting (5/8/2025), except for the information of the number of TMC shares owned, which is as of 3/31/2025.

2: Outline of directors and officers liability insurance agreement
TMC has entered into a directors and officers liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Operating Officers, Executive Fellows, and Senior Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officers liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors' and officers' execution of duties. The current agreement will expire in July 2025, and TMC plans to renew the agreement with similar provisions.

24

Proposed Resolution 3: Election of 4 Members of the Board of Directors who are Audit & Supervisory Committee Members

TMC will transition to a company with an Audit and Supervisory Committee upon approval of the Proposed Resolution 1 of this General Shareholders' Meeting as originally proposed. Accordingly, we hereby request the appointment of 4 Members of the Board of Directors who are Audit and Supervisory Committee Members after the transition to a company with an Audit and Supervisory Committee. The candidates for the positions are shown in the table below. The submission of this proposal at this General Shareholders' Meeting was approved by the Audit & Supervisory Board.

TMC believes that it is critical to appoint individuals who practice "product-centered and region-centered management" and contribute to decision-making aimed at sustainable growth into the future based on the "Toyota Philosophy" *1. Moreover, we believe that these individuals should be able to play a significant role in transforming TMC into a mobility company based on trust and friendship and internal two-way interactive teamwork, while working towards the solution of environmental issues, including climate change, as well as social challenges related to TMC and its value chain. In addition to these roles as Members of the Board of Directors, TMC expects them to conduct audits of management as Audit and Supervisory Committee Members from a fair and neutral standpoint, drawing on their wealth of experience and a high level of expertise.

TMC's Executive Appointment Meeting, a majority of the members of which are outside members of the Board of Directors, made recommendations to the Board of Directors regarding the candidates for Members of the Board of Directors. We believe that the three candidates for serving as outside members of the Board of Directors will bring contributions to the roles and expectations that TMC envisions for Outside Members of the Board of Directors. All three candidates satisfy TMC's "Independence Assessment Criteria" *2. TMC expects them to reflect their broad experience and insight in its management from an independent standpoint.

The members of the Board of Directors*3 are selected by comprehensively considering all members including those not who will not be Audit and Supervisory Committee Members. The knowledge, experience, and abilities, etc., of each member are listed in a skills matrix, and TMC's Board of Directors is composed of individuals who ensure a balance of abilities and diversity in order to make important business decisions and supervise management appropriately.

*1 Please see the "Toyota Philosophy".
*2 Please refer to the "Roles of and Expectations for Outside Members of the Board of Directors and Independence Assessment Criteria" on pages 31 and 32.
*3 Please refer to the "Corporate Governance Highlights and Skills Matrix" shown on pages 33 and 34.

List of candidates for the Board of Directors who are Audit and Supervisory Committee Members (plan after the June 12, 2025 Ordinary General Shareholders' Meeting)

Candidate No.	Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Number of BoD meetings attended *	Audit & Supervisory Board meetings attended *
1	Newly appointed Christopher P. Reynolds	Male	62	-		-	-
2	Newly appointed George Olcott	Male	70	3	Outside Independent	16/16 (100%)	16/16 (100%)
3	Newly appointed Masahiko Oshima	Male	64	2	Outside Independent	16/16 (100%)	-
4	Newly appointed Hiromi Osada	Female	51	1	Outside Independent	13/13 (100%)	13/13 (100%)

*4 Describes cumulative tenures both as a Member of the Board of Directors and Audit and Supervisory Board Member.
*5 Describes the status of attendance at the Board of Directors and the Audit and Supervisory Board for the year ended March 31, 2025.

25

Candidate No.	1

Reappointed



Christopher P. Reynolds

Male

January 11, 1963 (Age: 62)

Tenure as Director

–

Number of Board of Director meetings attended

–

Number of TMC shares owned

–

Important concurrent duties

Senior Advisor of Toyota Motor North America, Inc.(Scheduled to retire from TMNA in Jun. 2025)

Outside Director of Southwest Airlines co.

Brief career summary

Sep.	1986	Law clerk for U.S. Court of Appeals
Nov.	1987	Joined Hughes Hubbard law firm
Oct.	1989	Joined U.S. Attorney's Office
Jun.	1994	Joined Morgan Lewis
Jul.	2007	Joined Toyota Motor Sales, U.S.A., Inc. (TMS)
Jan.	2008	Group Vice President & General Counsel of TMS - Lead the TMC's global legal team in response to the large-scale recall issue in 2010. Since then, has continued to contribute as the leader of cross-regional teams dedicated to "protecting the Toyota Group from cross-border risks" in various risk management efforts
Mar.	2012	General Counsel & Chief Legal Officer of Toyota Motor North America, Inc. (TMNA)
Apr.	2015	Managing Officer of TMC (Chief Officer of General Planning Division, Deputy Chief Officer of General Administration & Human Resources Group, General Counsel and Chief Legal Officer)
Apr.	2017	Executive Vice President (EVP) of TMNA - Responsible for overall management as EVP while overseeing multiple functions as Chief Diversity Officer (2017), Production Head (2018-2020), Chief Administrative Officer (2018-2024), and Chief Strategy Officer (2024- 2025)
Jan.	2020	Deputy Chief Risk Officer of TMC
Apr.	2022	Deputy Chief Compliance Officer of TMC
Jun.	2025	Scheduled to retire from TMNA

Reasons for nomination as a candidate for a member of the Board of Directors who are an Audit and Supervisory Committee Member

<Reasons for nomination and expected roles>

Mr. Christopher P. Reynolds has a multifaceted career that makes him uniquely positioned to spread TMC's governance improvement efforts globally, backed by expertise as an attorney, extensive experience in leading TMC's risk response worldwide, and experience of supervising management.

His accumulated expertise as an attorney starting with a law degree obtained in 1986, and serving as a lead attorney in criminal proceedings in the U.S and as a manager of law firms specializing in labor and employment laws. He also has a high level of expertise in legal affairs and compliance, achieved by handling internal investigations and other legal issues for companies in the U.S. and around the world.

After joining TMS, Mr. Christopher P. Reynolds led the global response team for the large-scale recall issue in 2010, and manages to this day TMC's diverse risks, gaining abundant experience of protecting TMC from cross-border risks worldwide. He was appointed as the Deputy Chief Risk Officer in 2020, and the Deputy Chief Compliance Officer in 2022, and was the driving force in formulating a code of conduct and establishing a risk management function as part of TMC's efforts to develop a global risk management and compliance structure.

His expertise expanded through his tenure as EVP of TMNA, taking charge of many aspects of operations in North America ranging from formulating management strategies and developing business, HR, R&D, Production, sustainability, legal affairs, IT, to connected technology. He also serves as an Outside Director of Southwest Airlines Co., where he chairs the Nominating and Corporate Governance Committee, adding business supervision to his career portfolio.

Accordingly, we believe that he will contribute to the increase of our corporate value through such initiatives as promoting our governance improvement efforts globally by leveraging his expertise and experience in governance, risk management and compliance. As such, we hereby nominate him as a candidate for Member of the Board of Directors who is an Audit and Supervisory Committee Member.

<Retirement from a subsidiary>

Mr. Reynolds is currently involved in the execution of business at TMNA and will retire from this position in June 2025. If this Proposed Resolution is approved, he will devote himself to the supervision and auditing of TMC's management as the Member of the Board of Directors who is an Audit and Supervisory Committee Member.

26

Candidate No.	2

Newly appointed

Outside

Independent



George Olcott

Male

May 7, 1955 (Age: 70)

Audit & Supervisory Board Member

Tenure as Audit & Supervisory Board Member

3 years

Number of Board of Director meetings attended

16/16 (100%)

Number of Audit & Supervisory Board meetings attended

16/16 (100%)

Number of TMC common shares owned

3,466 shares

Important concurrent duties

–

Brief career summary

Jul.	1986	Joined S.G.Warburg & Co., Ltd
Feb.	1999	President of UBS Asset Management (Japan)
Feb.	1999	President of Japan UBS Brinson
Jun.	2000	Managing Director, Equity Capital Markets of UBS Warburg Tokyo
Sep.	2001	Doctoral Program, Judge Business School, University of Cambridge
Mar.	2005	FME Teaching Fellow of Judge Business School, University of Cambridge
Mar.	2008	Senior Fellow of Judge Business School, University of Cambridge
Mar.	2020	Outside Director of Kirin Holdings Company, Limited
Aug.	2021	Vice President & Professor ofShizenkan University Graduate School of Leadership & Innovation (to present)
Jun.	2022	Audit & Supervisory Board Member of TMC (to present)

Reasons for nomination as a candidate for an outside member of the Board of Directors who are an Audit and Supervisory Committee Member

<Reasons for nomination and expected roles>

Dr. George Olcott possesses outstanding insight into corporate management based on a wealth of experience in international financial markets, including investment banking, and academic knowledge in human resource development and corporate governance for global management.

He has an excellent track record in academic research based on his career and insight, with a focus on improving the value of Japanese companies. Furthermore, he understands the Toyota Group's business from his tenure as a board member of DENSO CORPORATION.

Leveraging his insight, Dr. George Olcott has been serving as an Outside Audit & Supervisory Board Member since 2022, actively visiting the worksites of TMC, domestic subsidiaries, and overseas business entities, and carrying out appropriate audits from an independent standpoint based on actual sites and items, one of TMC's core values. In addition, his advice to TMC's executives ranged from pointing out the importance of having a balanced portfolio in each of the global regions where TMC operates, to pursuing further growth in the process of global investment projects. He actively offered inputs on increasing corporate value in addition to auditing topics, and therefore contributes to appropriate management decision-making.

Accordingly, we believe that Dr. George Olcott can perform appropriate audits as an Audit and Supervisory Committee Member as well as continue to supervise business execution and give frank opinions and advice to executives from an independent standpoint by drawing on his insight into corporate management and his grasp of the Toyota Group. As such, we hereby nominate him as a candidate for Member of the Board of Directors who is an Audit and Supervisory Committee Member.

<Confirmation of Independence>

TMC had an advisory agreement with Dr. George Olcott from June 2020 through March 2022 to receive his advice on the internationalization of school operations as a director of an integrated junior and senior high school (Kaiyo Academy) established with the aim to develop the next generation of leaders, which TMC has been endorsing. However, TMC has determined that there are no conflicts of interest with general shareholders due to the insignificance of these transactions. The total amount of his compensation was 12 million yen per year, and the total compensation for the above period was 22 million yen. This contract ended in March 2022, and since then, apart from his remuneration as an external and supervisory board member, there have been no business relationships with Dr. Olcott.

Notes: 1. Registration of independent director

Dr. George Olcott is a candidate to become an Outside Member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his appointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Dr. George Olcott to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his appointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

27

Candidate No.	3

Newly appointed

Outside

Independent



Masahiko Oshima

Male

September 13, 1960 (Age: 64)

Member of the Board of Directors

Tenure as Director

2 years

Number of Board of Director meetings attended

16/16 (100%)

Number of TMC shares owned

1,870 shares

Important concurrent duties

Chairman and Representative Director of Ares Management Asia Japan KK.

Outside Audit and Supervisory Board Member of TBS HOLDINGS, INC.

Brief career summary

Apr.	1984	Joined The Mitsui Bank Limited - Served as General Manager of the Americas Dept. from 2006, experienced and addressed the 2008 financial crisis first hand.
Apr.	2012	Executive Officer of Sumitomo Mitsui Banking Corporation (SMBC) - Served as Head of Europe Div. and CEO of Sumitomo Mitsui Banking Corporation Europe Limited from 2013. Supervised Europe, Middle East, and Africa and led the restructuring of the governance system.
Mar.	2017	Director and Managing Executive Officer of SMBC
Apr.	2017	Director and Senior Managing Executive Officer of SMBC
Apr.	2018	Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc. (SMFG) Senior Managing Executive Officer of SMBC
Apr.	2019	Deputy President and Executive Officer of SMFG Director and Deputy President of SMBC
Apr.	2023	Deputy Chairman of SMBC
Jun.	2023	Member of the Board of Directors of TMC (to present)
Jul.	2024	Retired from SMBC
Aug.	2024	Chairman and Representative Director of Ares Management Asia Japan KK. (to present)

Reasons for nomination as a candidate for an outside member of the Board of Directors who are an Audit and Supervisory Committee Member

<Reasons for nomination and expected roles>

Mr. Masahiko Oshima has knowledge of financial markets gained by managing a global financial group, as well as experience in leading sustainability and investor relations. In addition, he is well versed in globalized management, having restructured the governance system of overseas subsidiaries with local staff to comply with tightening financial regulations in Europe and the U.S.

He has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors, leveraging his knowledge. He actively encouraged building an optimized balance sheet, investing more in TMC's transformation into a mobility company, as well as strengthening competitiveness through the effective use of assets and appropriate risk taking. He also emphasizes the importance of considerate dialogue with investors.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he discussed how compensation systems need to reflect initiatives to increase corporate value over the medium to long term, as well as how thorough communication will benefit appointment system revisions. He encourages lively exchanges of opinions and contributes to developing appropriate proposals.

Accordingly, he has extensive global experience and insight into management, investor relations and governance, which can be leveraged in supervising the execution of operations and providing advice from an independent standpoint. We believe that he can conduct audits appropriately as an Audit and Supervisory Committee Member. As such, we hereby nominate him as a candidate for Member of the Board of Directors who is Audit and Supervisory Committee Member.

<Confirmation of Independence>

Mr. Masahiko Oshima retired from SMBC in July 2024, with which TMC has business relationships. However, TMC has determined that there are no conflicts of interest with general shareholders as the business relationships between TMC and SMBC are immaterial, with the amount of our borrowings from SMBC being less than 2% (as of the end of March 2025, less than 0.9%) of our total consolidated assets in any of the last three business years. Furthermore, in the fiscal year ended March 2025, TMC sold all shares of the holding company of SMBC that it owned. SMBC is not among the top 10 companies in terms of TMC'S shareholding ratio, and during the same period, SMBC has been reducing its holdings of TMC's shares, including selling one-fourth of its shares in TMC.

Notes: 1. Registration as independent director
Mr. Masahiko Oshima is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement
TMC has entered into a limited liability agreement with Mr. Masahiko Oshima to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

28

Following is the nominee

Candidate No.	4

Newly appointed

Outside

Independent



Hiromi Osada

Female

June 11, 1973 (Age: 51)

Audit & Supervisory Board Member

Tenure as Audit & Supervisory Board Member

1 years

Number of Board of Director meetings attended

13/13 (100%)

Number of Audit & Supervisory Board meetings attended

13/13 (100%)

Number of TMC shares owned

146 shares

Important concurrent duties

–

Brief career summary

Apr. 1999 Joined Chunichi Shimbun Co., Ltd.
- In charge of planning and reporting on distribution, retail, and manufacturing industries and issues of population decline in the Business News Department.
- In charge of the "Community News" section as a reserve reporter, police beat reporting, judicial systems and education in the Community News Department.
- New York Bureau correspondent in charge of a range of topics including the United Nations, community news, disasters, police incidents, the U.S. presidential election, culture, and sports in the Americas.
- Took childcare leave twice (2009-2010 and 2017-2018)
- Leader for reserve reporters in the Business News Department
- Author of the series "Toyota Wars" as a member of the Toyota Group reporting team. Interviewed many executives and front line engineers to capture TMC's journey to transform into a mobility company and its challenges.

Mar. 2024 Retired from Chunichi Shimbun Co., Ltd.

Jun. 2024 Audit & Supervisory Board Member of TMC (to present)

Reasons for nomination as a candidate for an outside member of the Board of Directors who are an Audit and Supervisory Committee Member

<Reasons for nomination and expected roles>

Ms. Hiromi Osada has gained extensive knowledge and networks through her experience as a journalist covering a wide range of fields, including incidents, judicial systems, economics, international affairs, politics, and lifestyles.

In her previous position at a newspaper publisher, she worked on several long-running series that showcased her awareness of social issues and her creativity, such as population decline and corporate research on companies that reflect the society of their times. She also made recommendations on issues facing manufacturing companies, including the automotive industry. Moreover, she interviewed a vast number of people including top political and business leaders in Japan and abroad to analyze and critique them objectively, as well as treated all people and information fairly.

She puts her experience to use in serving as an incumbent Outside Audit & Supervisory Board Member to hear the voices of internal and external stakeholders first hand, conducts audits appropriately, and engages in active discussions from an independent standpoint. She contributed to the prior analysis of a project with Joby Aviation, Inc. under the "multi-pathway" strategy, by offering precise advice that encourages taking the challenge, based on her field research and analytical experience in the development of domestically produced jet airliners. She consistently maintains a perspective of raising issues within the organization, and serves as a guide for messaging directed at a diverse group of stakeholders through such means as coaching TMC on appropriate disclosure of its transition to a company with an Audit and Supervisory Committee.

Accordingly, she is fit for the role of supervising and guiding business execution from an independent standpoint, and skilled in information gathering, analysis and disclosure that are accurate and action-oriented. We believe that she will significantly contribute to internal control audits by the Audit and Supervisory Committee. As such, we hereby nominate her as a candidate for Member of the Board of Directors who is an Audit and Supervisory Committee Member.

<Confirmation of Independence>

Ms. Hiromi Osada worked for the Chunichi Shimbun as its executive, with which TMC has business relationships. However, as the amount of the transactions is immaterial, accounting for less than 0.2% of the consolidated sales of both companies in any of the last three business years, so TMC has determined that there are no conflicts of interest with general shareholders.

Notes: 1. Registration as independent director

Ms. Hiromi Osada is a candidate to become an outside member of the Board of Directors. She is registered as an independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed. Upon approval of her appointment pursuant to this Proposed Resolution, TMC plans to maintain such registration as independent director.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Ms. Hiromi Osada to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with her.

29

Notes:1: The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/8/2025), except for the information on the number of TMC shares owned, which is as of 3/31/2025. 2: Outline of directors and officer s liability insurance agreement TMC has entered into a directors and officer s liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Operating Officers, Executive Fellows, and Senior Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officer s liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors’ and officers’ execution of duties. The current agreement will expire in July 2025, and TMC plans to renew the agreement with similar provisions. 30

(Reference) Roles of and Expectations for independent directors and Independence Assessment Criteria Based on the Toyota Philosophy, TMC is working to strengthen corporate governance with the aim of achieving sustainable growth, increasing corporate value over the medium to long term, and resolving social issues. To ensure our independent directors participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, TMC has clarified the unique roles of and expectations for TMC’s independent directors and revised the Independence Assessment Criteria. The details were discussed a number of times at the Executive Appointment Meeting in which a majority of the participants are outside members of the Board of Directors and have been approved by the Board of Directors with the consent of all members of the Audit and Supervisory Board. The Roles of and Expectations for independent directors To believe in and uphold the Toyota Philosophy, have a high interest in our company’s business and people, and understand our company and its surrounding environment by having close dialogues with top management To contribute to decision-making for our company’s sustainable growth and medium- to long-term enhancement in our corporate value as well as to solutions to social issues Common To contribute to greater added value of the Board of Directors’ decision making while supervising business execution, utilizing their abundant experience and advanced expertise based on their recognition of diverse stakeholders’ opinions To provide advice and support on key issues and business strategies, etc., in addition to matters presented to the Board of Directors Audit and To conduct audits from a fair and neutral standpoint, utilizing their abundant Supervisory experience and advanced expertise Committee Member Independence Assessment Criteria Independent directors who satisfy the requirements stipulated by the Companies Act and do not fall into any of the following categories are deemed to be independent. 1. History of belonging to affiliated companies û Persons who are currently functioning as executive directors, members of the Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries. Or those who functioned as executive directors, members of the Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries at any time during the last ten years.31

2 Persons who are executing business in companies, etc. (executive directors, executive officers, operating officers, employees, or any equivalents; the same shall apply hereunder) where the amount of the transaction with our company and its consolidated subsidiaries is more than 2% of the consolidated net sales of their company or our company and its consolidated subsidiaries in any of the last three business years. 3. Major lenders Persons who are executing business in companies from which our company and its consolidated subsidiaries borrowed funds amounting to more than 2% of the consolidated total assets of our company and its consolidated subsidiaries in any of the last three business years. 4. Highly paid experts Consultants, accountants, or jurists who earned more than US$120,000 a year directly from our company and its consolidated subsidiaries as remuneration (excluding that for the function of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members) in any of the last three business years. 5. Large contribution Persons who (or persons belonging to organizations that) received contributions amounting to more than US$120,000 a year from our company and its consolidated subsidiaries in any of the last three business years. 6. Major shareholders Persons who are executing business in companies, etc., that are ranked tenth or higher in terms of the holding ratio of our company’s shares or for which our company is ranked tenth or higher in terms of the holding ratio of their shares. 7. Affiliated audit firms Persons who currently belong to or belonged to, at any time during the last ten years, the audit firms serving as accounting auditors of our company and its consolidated subsidiaries 8. Close relatives Spouses, or relatives within the second degree of kinship, either of members of the Board of Directors and the Audit and Supervisory Board, operating officers or key employees of our company and its consolidated subsidiaries, or of persons falling into the above 1 to 6 (excluding non-key persons). 9. Mutual executive dispatch Persons who are executing business in companies that are accepting one or more member(s) of the Board of Directors or the Audit and Supervisory Board from our company and its consolidated subsidiaries. 10. Term of office Persons whose term of office as an outside executive is longer than 12 years. Persons who fall within any of the above-listed categories may be determined as independent, under the condition that our company discloses the reason for the determination when such persons satisfy the requirements for independent directors stipulated in the Companies Act and are substantially independent, and thus, a conflict of interest with general shareholders is deemed not to emerge.32

(Reference) Corporate Governance Highlights and Skills Matrix (plan after the June 12, 2025 Ordinary General Shareholders’ Meeting) The Board of Directors consists of six Members of the Board of Directors and four Members of the Board of Directors serving as the Audit and Supervisory Committee Members, for a total of ten Members. TMC’s Executive Appointment Meeting, a majority of which are outside members of the Board of Directors, makes recommendations to the Board of Directors regarding the appointment of Members of the Board of Directors. TMC expects its Members of the Board of Directors to embrace the “Toyota Philosophy” as the bedrock for the knowledge, experience, and abilities they have acquired in the past mainly as executives and managers, as shown in this skills matrix. In addition to “Governance, risk management, and compliance” and “human resource development”, which is the common skill we desire across all individuals, the matrix shows up to five skills per person that are priorities for us. [Skills Matrix] Akio Toyoda Koji Sato Hiroki Nakajima Yoichi Miyazaki Chairman of President, Member Executive Vice President, Position the Board of of the Board of Member of the Board of Directors Directors Directors Outside/Independent Member* Executive Appointment (Chairman) Meeting Meetings Executive Compensation (Chairman) Meeting Corporate management Governance, risk management, and compliance Skills required to supervise management Global Finance and accounting ix Environment and society matr Skills to further promote transformation into a mobility company Skills IT and digital Technology development Production Skills we continue to value as TMC Sports and motorsports Human resource development * As defined under the Companies Act and the rules of the Tokyo Stock Exchange.33

[Corporate Governance Highlights] Independence ratio* Diversity Tenure Age Outside 5 Female or 5+ years 70s 1 Non- 1 0-4 years 3 50s Japanese length Average of tenure 9 Average age 40 4 Non- 50% Japanese % 3.7YRS 61.7 Outside Male YRS 5 6 60s 6 Christopher Shigeaki Okamoto Kumi Fujisawa George Olcott Masahiko Oshima Hiromi Osada P. Reynolds Member of the Board of Member of the Board of Directors serving as an Audit and Directors Supervisory Committee Member Outside/ Outside/ Outside/ Outside/ Outside/ Independent Independent Independent Independent Independent34

Proposed Resolution4: Determination of Amount of Compensation for Members of the Board of Directors (Excluding Audit and Supervisory Committee Members) The maximum cash compensation payable to members of the Board of Directors of TMC has been set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year) as resolved at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. This remains unchanged to the present. TMC will transition to a company with an Audit and Supervisory Committee upon approval of Proposed Resolution 1 as originally proposed. This Proposed Resolution seeks to request renewed approval for setting the maximum cash compensation for members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee Members) at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year) upon the transition to a company with an Audit and Supervisory Committee. If this Proposed Resolution is approved as originally proposed, TMC plans to make changes, including changing the eligible persons to members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee Members), and other changes from the current details of policies for determining remuneration for each member of the Board of Directors. TMC believes that the amounts of compensation for members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee Members) above are reasonable because they were resolved by the Board of Directors based on discussions at the Executive Compensation Meeting, a majority of the members of which are outside members of the Board of Directors, and are basically the same as those approved at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. In addition, the current number of members of the Board of Directors is 10 (including 4 outside members of the Board of Directors), and the number of members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee Members) will be 6 (including 2 outside members of the Board of Directors), if Proposed Resolution 1 and Proposed Resolution 2 are approved as originally proposed. This Proposed Resolution shall come into effect on the condition that the amendment to the Articles of Incorporation in Proposed Resolution 1 comes into effect.35

Proposed Resolution 5: Determination of Amount of Compensation for Members of the Board of Directors Serving as the Audit and Supervisory Committee Members TMC will transition to a company with an Audit and Supervisory Committee upon approval of Proposed Resolution 1 as originally proposed. This Proposed Resolution is to request approval for setting the maximum compensation for members of the Board of Directors who are Audit and Supervisory Committee Members at 0.36 billion yen per year, taking into consideration their roles and responsibilities. TMC believes that the amount of compensation for members of the Board of Directors who are Audit and Supervisory Committee Members above is reasonable because it was resolved by the Board of Directors, in consideration of their responsibilities. Specific details such as the amount of compensation to be paid to members of the Board of Directors who are Audit and Supervisory Committee Members and the timing of payment shall be determined upon consultation among members of the Board of Directors who are Audit and Supervisory Committee Members. In addition, the number of members of the Board of Directors who are Audit and Supervisory Committee Members will be 4 (including 3 outside members of the Board of Directors), if Proposed Resolution 1 and Proposed Resolution 3 are approved as originally proposed. This Proposed Resolution shall come into effect on the condition that the amendment to the Articles of Incorporation in Proposed Resolution 1 comes into effect.36

Proposed Resolution 6: Determination of the Amount and Content of Restricted Share Compensation for Members of the Board of Directors (Excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members) (1) Restricted Share Compensation Plan The maximum share compensation payable to members of the Board of Directors of TMC has been set at 4.0 billion yen per year (with the aggregate number of TMC’ common shares to be allotted to members of the Board of Directors of TMC (excluding outside members of the Board of Directors) to be subject to a maximum of 4 million shares per year in total) as resolved at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 and the 118th Ordinary General Shareholders’ Meeting held on June 15, 2022. This remains unchanged to the present. TMC will transition to a company with an Audit and Supervisory Committee upon approval of the Proposed Resolution 1 as originally proposed. This Proposed Resolution is to request renewed approval for setting the maximum share compensation for members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee Members; “Eligible Members of the Board of Directors”) at 4.0 billion yen per year upon the transition to a company with an Audit and Supervisory Committee. If this Proposed Resolution is approved as originally proposed, TMC plans to make changes, including changing the eligible persons to members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee Members), and other changes from the current details of policies for determining remuneration for each member of the Board of Directors. In addition, the current number of members of the Board of Directors is 10 (including 4 outside members of the Board of Directors), and the number of members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee Members) will be 6 (including 2 outside members of the Board of Directors), and the number of Eligible Members of the Board of Directors will be 4, if Proposed Resolution 1 and Proposed Resolution 2 are approved as originally proposed. If this Proposed Resolution is approved, the details of restricted share compensation for the Eligible Members of the Board of the Directors will be as shown in the table below. Other matters related to this compensation plan and the restricted share allotment agreement shall be determined by the Board of Directors of TMC.37

Eligible persons Members of the Board of Directors of TMC (excluding those who are Outside Members of the Board of Directors and Members of the Board of Directors who are Audit and Supervisory Committee Members) Total amount of the share compensation Maximum of 4.0 billion yen per year (Eligible Members of the Board of Directors will make an in-kind contribution of all monetary claims granted within the said amount to receive delivery of the common shares to be issued or disposed of for the allotment.) Amount of share compensation payable to each Set each year as part of performance-based Member of the Board of Directors remuneration considering factors such as corporate results, duties and performance Type of shares to be allotted and method of Issuance or disposal of common shares (with allotment transfer restrictions under an allotment agreement) Total number of shares to be allotted Maximum of 4 million shares per year in total to Eligible Members of the Board of Directors (provided, however, that if a stock split, including a gratis allotment, or a reverse stock split of TMC’scommon shares is carried out, or in case of events that otherwise require an adjustment to the total number of TMC’s common shares to be issued or disposed of as restricted share compensation after June 12, 2025, such total number of shares will be adjusted to a reasonable extent) Amount to be paid Determined by the Board of Directors of TMC based on the closing price of TMC’scommon shares on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to Eligible Members of the Board of Directors Transfer restriction period A period of between 3 and 50 years, as predetermined by the Board of Directors of TMC Conditions for removal of transfer restrictions Restrictions will be removed upon the expiration of the transfer restriction period. However, restrictions will also be removed in the case of expiration of the term of office, death or other legitimate reasons. Acquisition by TMC without consideration TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period.38

(2) Restricted Share Unit Plan If the Eligible Members of the Board of Directors do not reside in Japan at the time of receiving the allotment of restricted shares, TMC may grant restricted share units instead of the restricted shares above to relieve the recipients from the burden of compliance with laws and regulations in the country of residence and tax disadvantages. The only conditions different from TMC’s restricted share compensation plan are that the delivery of common shares will be upon the expiration of a period equivalent to the transfer restriction period and that in the event of the death of the Eligible Members of the Board of Directors, it will be a payment of money to the successors of members of the Board of Directors of TMC in lieu of an issuance of common shares. Both the restricted share compensation plan and the restricted share unit plan shall be managed together within the total amount of share compensation applicable if this Proposed Resolution is approved as originally proposed. In some cases, share compensation for retiring Eligible Members of the Board of Directors may be allotted to them without any transfer restrictions. In addition, share compensation may be paid in cash to retiring Eligible Members of the Board of Directors or Eligible Members of the Board of Directors who do not reside in Japan. TMC believes that share compensation for members of the Board of Directors above is reasonable because it was resolved by the Board of Directors based on discussions at the Executive Compensation Meeting, a majority of the members of which are outside members of the Board of Directors. This Proposed Resolution shall come into effect on the condition that the amendment to the Articles of Incorporation in Proposed Resolution 1 comes into effect. (Reference) If this Proposed Resolution is approved as originally proposed, TMC plans to apply the restricted share compensation plan and restricted share unit plan for Operating Officers of TMC who do not concurrently serve as members of the Board of Directors, in addition to the Eligible Members of the Board of Directors.39

(Reference) Strategically-held Shares

Policies on Strategic Shareholdings

- TMC does not hold strategically-held shares except in cases where such holdings are deemed to be meaningful.*
- TMC assesses the propriety of its strategic shareholdings at the Board of Directors every year upon reviewing whether they are meaningful or commensurate with the cost of capital, etc.
- TMC engages in constructive dialogue with issuers to share and address business challenges.

* Refers to the case where it is determined that such holdings contribute to the improvement of corporate value from the medium- to long-term perspective, based on a comprehensive consideration of business strategy, relationships with business partners, and contribution to and cooperation in the development of society.

Strategic Shareholdings

		Mar. 31, 2021	Mar. 31, 2022	Mar. 31, 2023	Mar. 31, 2024	Mar. 31, 2025
Number of issuers	Listed	54	53	49	40	34
	Unlisted	103	95	92	84	81
	Deemed holdings	41	31	24	17	4
	Total	198	179	165	141	119
Balance (billion yen)	Listed	2,472.8	3,032.4	3,094.9	3,508.7	2,951.3
	Unlisted	299.8	90.2	115.1	124.0	69.8
	Deemed holdings	234.4	195.5	127.0	145.0	27.0
	Total	3,007.1	3,318.0	3,337.0	3,777.7	3,048.3
Percentage of strategic shareholding balance to consolidated net assets (Total shareholder's equity)		12.4%	12.2%	11.4%	10.7%	8.3%

Strategic Holdings of Listed Shares

<Transition of Balance and No. of issuers>


54
53
49
40
34
2,472.8
3,032.4
3,094.9
3,508.7
2,951.3
Mar. 31, 2021
Mar. 31, 2022
Mar. 31, 2023
Mar. 31, 2024
Mar. 31, 2025
Balance (billion yen)
Number of issuers

< Fluctuation of Balance >


billion yen
Purchase・Listing
+46.3
[Increased by 3 issuers]
Sold*
(643.3)
[Decreased by 9 issuers]
Changes in market value
+39.7
* Sales amount basis
3,508.7
[40 issuers]
2,951.3
[34 issuers]
Mar. 31, 2024
Mar. 31, 2025

40

Business Report (Fiscal Year under review: April 1, 2024 through March 31, 2025) 1 Outlook of Associated Companies (1) Progress and Achievement in Operation Under the task of “make ever-better cars,” Toyota has worked on “product-centered and region-centered management” for many years, and through this approach, we have built a full product lineup and a global business foundation. Leveraging these foundations, during FY2025, we continued strengthening the “work foundation,” beginning with ensuring safety and quality, while striving to deliver better cars to customers around the world. In addition, in order to fulfill our mission of “producing happiness for all” through the offering of a diverse range of mobility options, we have advanced various technological developments and infrastructure-building initiatives aimed at transforming into a mobility company, under the Toyota Mobility Concept. TOYOTA Land Cruiser 250 Series Crown Estate The 250 Series is a core Land Cruiser model that By pursuing dynamic styling and functionality so returns to the car’s origin, a vehicle that is simple and drivers can enjoy an active lifestyle, we have created sturdy, and helps fulfill both customers’ lifestyle a vehicle that embodies both the dignity and choices and practical needs. functionality of the Crown, what we call a mature active cabin. LEXUS Camry LBX MORIZO RR With its distinctive exterior, quality, and reliability, it Developed alongside master driver Akio Toyoda, this has remained the best-selling sedan in the U.S. for high-performance model delivers the refined 20+ years. signature LEXUS driving quality and sophisticated design, enhancing the dialogue between driver and car, evoke spontaneous smiles, and provide an exhilarating out-of-the-ordinary experience.41

Hydrogen Battery In February 2025, we announced the development of In October 2024, Primearth EV Energy was a new fuel cell system (third-generation fuel cell relaunched as Toyota Battery. system). This accelerates adoption in the commercial sector toward the realization of a hydrogen society. Global business expansion (Regional Sales) FY2025 (April 2024 through March 2025) 10,274 thousand units General Economic Environment in FY2025 During the period under review, the global economy remained strong due to the continued expansion of the U.S. economy, mainly in private consumption despite the continued decline in housing prices and stagnant consumer sentiment in China. 42

Consolidated Financial Results for FY2025 During the period under review, we invested in human resources and growth areas, working to establish a foundation for sustainable growth with a view toward the next 50 years, despite a decrease in sales volume and one-time costs. On the business front, in addition to promoting company-wide improvement activities, developments such as the production recovery in the second half of the fiscal year, controlled incentives mainly for hybrid electric vehicles (HEVs), and increased value chain earnings helped maintain and strengthen our earning power, and we achieved a high level of profit. In particular, we have steadily grown our sales of HEVs, having expanded our lineup in markets around the world as one of the options closely aligned with the energy situation in each region and how cars are used by our customers. The current cost of hybrid systems has dropped to one-sixth of the first generation, and per-unit profit has reached the same level as that of gasoline-powered vehicles. As a result, HEVs contribute to practical CO2 emission reductions and increased earnings. 43

(2) Consolidated Financial Summary

Yen in millions unless otherwise stated

	FY2022 (April 2021 through March 2022)	FY2023 (April 2022 through March 2023)	FY2024 (April 2023 through March 2024)	FY2025 (April 2024 through March 2025)
Sales revenues	31,379,507	37,154,298	45,095,325	48,036,704
Automotive	28,531,993	33,776,870	41,080,731	42,996,299
Financial Services	2,306,079	2,786,679	3,447,195	4,437,827
Other	541,436	590,749	567,399	602,578
Operating income	2,995,697	2,725,025	5,352,934	4,795,586
Net income attributable to Toyota Motor Corporation	2,850,110	2,451,318	4,944,933	4,765,086
Basic earnings per share attributable to Toyota Motor Corporation (yen)	205.23	179.47	365.94	359.56
Total shareholders’ equity	27,154,820	29,264,213	35,239,338	36,878,913
Total assets	67,688,771	74,303,180	90,114,296	93,601,350

Notes:

1. Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
2. The amounts represent sales revenues from external customers.
3. On October 1, 2021, TMC effected a five-for-one stock split of shares of its common stock. “Basic earnings per share attributable to Toyota Motor Corporation” is calculated based on the assumption that the stock split was implemented at the beginning of FY2022.

(3) Funding

The automotive business is mainly financed with funds from business operations. Starting in March 2021, Toyota has been issuing Woven Planet Bonds to create a foundation for fundraising in preparation for emergencies and to raise funds for projects that contribute to the achievement of the United Nations Sustainable Development Goals (SDGs). Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of interest bearing debt as of the end of FY2025 was 38,792.8 billion yen.

(4) Capital Expenditures and R&D

As for capital expenditures, the Toyota group has promoted activities to decrease expenditures through effective use of our existing facilities and prioritization of individual projects. At the same time, we made investments in areas such as the remodeling of cars and the improvement of technological capabilities and productivity to strengthen our competitiveness as well as investments related to battery electric vehicles (BEVs) and Woven City.As a result, consolidated capital expenditures for FY2025 were 2,134.8 billion yen.

As for R&D expenditures, we aspired to reinforce advanced development for the future in new fields such as vehicle electrification and automated driving while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2025 were 1,326.4 billion yen.

44

(5) Policy on Determination of Distribution of Surplus Toyota deems the benefit of its shareholders an important element of its management policy, and its basic policy for shareholder returns is to reward long-term shareholders. Dividends: Aim to increase dividends stably and continuously 90 yen (significant increase of +15 yen year on year) Repurchase of shares: Aim to conduct flexibly taking into account our share price levels etc., and to respond to requests for the sale of its own shares as needed 200.0 billion yen regarding the fiscal year (maximum)45

(6) Issues to be Addressed Group vision “Inventing our path forward, together” The Group vision represents the direction the Toyota Group* should take and the vision and values to which all Toyota Group members can return. “Inventing our path forward, together.” Sakichi Toyoda, the founder of the Toyota Group, invented the Toyoda wooden hand loom with the desire to make life a little easier for his struggling mother. Kiichiro Toyoda invented the domestically produced passenger car with the idea that the automobile industry must be developed by the knowledge and skills of Japanese people. Thinking of others, learning, honing skills, making things, and bringing smiles to people’s faces —that passion and attitude toward invention are truly the starting point of the Toyota Group. In a time when there is no right answer, we will build a corporate culture in which we can say “thank you” to each other and aim to be a Toyota Group that is needed in the future, where diverse human resources can play an active role. * Toyota Industries Corporation, Toyota Motor Corporation, Aichi Steel Corporation, JTEKT CORPORATION, Toyota Auto Body Co., Ltd., Toyota Tsusho Corporation, AISIN CORPORATION, DENSO Corporation, TOYOTA BOSHOKU CORPORATION, TOYOTA FUDOSAN CO., LTD., TOYOTA CENTRAL R&D LABS., INC., Toyota Motor East Japan, Inc., Toyoda Gosei Co., Ltd., Hino Motors, Ltd., Daihatsu Motor Co., Ltd., Toyota Housing Corporation, Toyota Motor Kyushu, Inc., Woven by Toyota, Inc. (As of March 31, 2025)46

Cementing our work foundation and addressing certification issues

【Work foundation】



In the past year, as the foothold for sustainable growth, we have made steady progress in creating an environment in which we can demonstrate the "competitiveness of a company with the capacity to produce over 10 million cars" and our "ability to take on various challenges," in other words, initiatives to cement our "work foundation."

We have been making Companywide efforts to create reserve capacity to develop human resources and ensure safety and quality. In particular, we have focused on improving the foundations of our production sites.



AREA35
Asset Reborn & Empower All TOYOTA
Optimization of specifications and parts types
(Previously)
Many different part types required large space
Target
Types of parts △35%
Space △35%
<Example> Smart key
Issue
Reviewed and carefully selected element variations to reduce combinations
Part types ▲60% Space ▲15%
138→54 types
Trial results at 10 Japanese plants
Production capacity: +80,000 vehicles/year (domestic)
Development efficiency: freed up equivalent of 3 full model change projects
Initiatives will be expanded globally

The environment surrounding manufacturing is becoming increasingly severe. Japan's working-age population is expected to decline by 20% over the next 15 years. Buildings and facilities are aging, leading to more frequent impacts on operations. Based on our awareness of the issue that if we are unable to improve the productivity and comfort of our workplaces, we will risk losing the foundations of manufacturing, we have been working to improve plant environments through initiatives such as heat mitigation measures and create employee-friendly production lines that accommodate diverse individuals from all walks of life.



Digital transformation initiatives: OMUSVI
Shorten lead times by eliminating waste in reinterpreting vehicle specification information
Aiming to simultaneously cut costs and speed up product development
< Past >
Information on vehicle specifications
TOYOTA Planning
TOYOTA Manufacturing
200 alphabetic characters
TOYOTA Sales
80 alphabetic characters
Dealers
Catalog
Customers
< The vision you are aiming for >
TOYOTA Planning
Suppliers
TOYOTA Manufacturing
TOYOTA Sales
Dealers
Customers
Information on vehicle specifications
End-to-End DX
OMUSVI (Organized Master Unified System for Vehicle Information)

Furthermore, in moving forward into the future, we launched the "Factories for the Future" project, which seeks to transform manufacturing as we know it. We are committed to making more extensive efforts to improve productivity and job satisfaction envisioning 10 to 50 years into the future, such as substantially expanding automation and introducing diverse work-styles.

The development area is no exception, and we made efforts to improve the "competitiveness of a company with the capacity to produce over 10 million cars." One example is the "AREA 35" project, which seeks to improve our accuracy in forecasting customer needs and optimize the types of specifications and parts we offer, while flexibly responding to the diverse range of customer needs by leveraging the strengths of our well-designed Toyota New Global Architecture (TNGA) platform. Through trial runs at 10 domestic plants, we have managed to generate a level of development efficiency equivalent to three vehicle model redesign projects. Going forward, we will expand our activities globally to further improve development and production efficiency.

In addition, we have also made progress on developing the foundations of future-oriented automobile manufacturing. For example, this includes establishing structures that link everything from development to sales through digital transformation (DX) to facilitate easy access to comprehensive information on the specification of vehicles, instead of having to contact each person in charge due to the current state of distributed core systems.

47

【Responding to certification issues】

Regarding certification issues, we have been making Companywide efforts to prevent recurrence. We have made two quarterly reports on our progress to the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) so far, and have made improvements under the Ministry's guidance.

In the short term, we aim to steadily implement the 14 tasks set forth to prevent recurrence. The certification issue revealed that there is a disconnect between management and the frontlines. Taking the issue to heart, many executives made it a point to personally visit frontline sites.

Through this initiative, they discovered various issues, such as the fact that certification operations rely on the tremendous efforts of those on the frontlines in addition to the revelation that the operation of these sites had been significantly affected due to aged facilities and equipment.

To address these conditions, we implemented measures to reduce the burden and concerns that plagued the frontlines, which included adding manpower to departments with heavy workloads and making decisive investments in over 250 pieces of equipment needed to perform work correctly.


Certification issue-related efforts
Strengthening foundations for the future through both TPS and preventive measures
Depth of issue
Efforts
【Short term】
Emergency measures (stopgap)
14 items to prevent recurrence
Eliminate genba burden/uncertainty
Basic actions to "do the job right"
【Medium term】
Cultural improvements
Recurrence prevention + Akio Toyoda's Juku, TPS Jishuken
Thoroughly improve waste, inconsistencies, and unreasonable requirements
Systems for identifying irregularities
Respect for people, ability to tackle new challenges
【Long term】
Certification system
Public-private system issues
Transform into future certification system



Measures to Prevent Recurrence

1	Continuous communication of CEO's message and dialogue with the employees on site
2	Set up regular inspection and dialogue with certification sites by top management
3	Introduction of education programs for sustained cultivation and strengthening of compliance awareness related to certification
4	Enhancing understanding of the certification system and compliance awareness among development and certification related members through exhibits and lectures at the Quality Learning Centers
5	Introduction of measures to make people aware that certification testing is in progress (uniforms etc.)
6	Restructuring of the regulatory system related to certification activities
7	Operational improvement for thorough record management (establishment of rules and regulations)
8	Reduction of human errors and workload through the utilization of digital technology
9	Ensure transparency and integrity in the certification process
10	Introduction of vehicle type designation system training for management and executives
11	Appointment of collision experts to support development and certification sites
12	Short-term human and material resources allocations to certification-related divisions
13	Enhancement of on-site understanding by CRO, CTO, and G-CQO
14	Improve auditing system for certification operations


Certification issue-related efforts (short term)
■ Allocate human and material resources to certification-related organizations
Spoke with genba workers in 40 departments, prioritized the most urgent issues ('25/1)
Human resources
・Legal certification 29 people
・Collision tests 10 people
・Software 18 people
Material resources
Building/facility investments 250+ projects
■ Reorganization of rules framework for certification tasks
<Clarifying quality standards & responsibilities at milestones>
Check plan suitability at development milestones (30 projects)
Overall scheduling
Tooling start
Prototype transition
Certification complete
G-CQO
・Make it easier to speak up about unreasonable frontline demands & burdens
・Practice of sounding the andon in case of irregularities is slowly spreading
Continuing to develop people and culture through basic operations

We also improved the auditing system by increasing the headcount of "Legal Supervisors" to about 40, so as to strengthen second-line auditing and establish a system to thoroughly understand what certification sites are going through.

Then, in order to strengthen the management of development stages, we reviewed the structure to facilitate decisions on whether a project can move on to the next stage by clarifying who is responsible at each stage, for example of preparing for certification and completing development. We have already started operation for actual projects, allowing them to stop before moving to the next stage in case a plan is deemed too difficult. We will continue to improve the frontlines to make work easier for them and prepare environments where work can be done in a correct manner.

48

In the medium term, we aim to change the awareness of each and every individual as well as the corporate culture. The Toyota Production System (TPS) self-study activities for Certification Work led by Chairman Toyoda serves as the anchor for these efforts. The TPS self-study activities are held across departments for members to gather and improve the work process as a whole, eliminating bottlenecks and downtime, so as to generate reserve capacity and perform work correctly. Improvement activities are underway for example with the goal of reducing lead times in processes such as the development of engine control units and vehicle specification sheets. In the long term, we aim to lobby for the reform of the certification system itself. In March 2025, a public-private conference involving the MLIT and automobile manufacturers kicked off to study future-proof certification systems. We will deliver the voices of our certification sites to the MLIT and link this effort to system reforms that contribute to Japan’s competitiveness. We have come to understand that addressing the certification issue is in itself the act of improving the corporate culture, systems and mechanisms of the company as a whole. We are committed to improving governance in the Toyota way through ongoing efforts to enhance the effectiveness of our initiatives.49

Progress on consolidated governance

Regarding consolidated governance, we steadily implemented the measures formulated last year.

In terms of corporate culture, members of top management of the six Group companies* gathered and made a joint effort to promote improvements focused on worksites as part of the TPS self-study activities.By expanding multilayered communication by the members of top management and the operational staff, we are facilitating the sharing of concerns and thoughts among individuals at all Group companies.



Toyota's Governance Approach
Sustainability
Producing Happiness for All
Enhancing corporate value
Correct work
Toyota 'norms'
Structures/ systems
Culture
What makes us Toyota
"Let's make ever-better cars"
Correct work practices
Protect and affirm what makes us Toyota
→ Spillover prevention
Vision-driven management
Corporate culture enabling frontline workers to think and act on their own initiative
→ Incidence prevention



Culture
Structure
Systems
Toyota Group
Toyota Motor
Subsidiaries
Group Vision
Akio Toyoda's Juku
TPS Jishuken
Dialogue with Toyota Group & subsidiary leaders
Strengthened our foundations
Board of Directors
Risk management structure
Enhance auditing
Strengthen internal controls, risk management
Internal control policies & practices



Examples of Group company efforts/assistance
Daihatsu
Hino Motors
Toyota Industries
Progress in preventing recurrence
Examples of Toyota's support
Ongoing multi-level communication between company leaders/implementing staff
Akio Toyoda's Juku, Legal Certification TPS Jishuken

In particular, we strengthened coordination with Daihatsu Motor Co., Ltd., Hino Motors, Ltd., and Toyota Industries Corporation, which are working to prevent the recurrence of certification issues. We have continued to engage in frequent discussions with members of top management from Daihatsu Motor Co., Ltd. and Toyota Industries Corporation regarding the difficulties and management issues that each of us faces, including the progress on recurrence prevention measures and better business coordination. Regarding Hino Motors, Ltd., we are supporting preparations for business integration with Mitsubishi Fuso Truck and Bus Corporation, in collaboration with Daimler Truck Holding AG. We will continue to deepen coordination of these companies among both the members of top management as well as operational staff prioritizing recurrence prevention.

In terms of our structures, we have been working to improve the effectiveness of the Board of Directors and steering our initiatives in the right direction by incorporating the knowledge of outside directors. The "Governance Risk Compliance Meeting" established in June 2024 addresses important management issues at hand, including the certification issues and BCPs to prepare for major disasters. In addition, the "Sustainability Meeting" evaluates the five key themes of sustainability management, including the Factories for the Future and the participation and advancement of diverse human resources.

In terms of our systems, to strengthen internal controls, we have conducted audits of 17 key subsidiaries from multiple perspectives, devoting over twice as much time than the conventional process. We also conduct internal control training for officers of subsidiaries and provide these officers with information on case studies at other companies as part of our practical and concrete training programs.

Our commitment to accepting responsibility for the certification issues has been reflected in the evaluations of the Chairman, Vice Chairman, and President, and their compensation has been reduced. For more information, please refer to "Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2025" under "Status of Members of the Board of Directors and Audit & Supervisory Board Members."

We will continue to work toward improving governance from a Groupwide and consolidated perspective.

* Toyota Industries Corporation, Toyota Motor Corporation, Toyota Auto Body Co., Ltd., Toyota Motor East Japan, Inc., Hino Motors, Ltd., Daihatsu Motor Co., Ltd.

50

Implementation of transformation into a mobility company In order to provide the freedom and enjoyment of mobility to all and realize a mobility society that is safe, reliable, and sustainable, Toyota aims to transform itself into a mobility company. To ensure cars remain a form of mobility that makes people happy, we must minimize the negative effects that cars have on society —such as congestion and increases in traffic accidents and pollution —while maximizing the benefits, including convenience, comfort, and the enjoyment of driving. The Toyota Mobility Concept breaks down this process into three stages: Mobility 1.0 Transitioning Cars to Mobility, Mobility 2.0 Expanding Mobility Access, and Mobility 3.0 Synergy of Mobility & Infrastructure. Based on this conceptual structure, we are taking on various challenges premised on two key themes: carbon neutrality and expanding the value of mobility. To change the future of cars, we must face the issue of energy’s future. With the spread of renewable energy, electricity and hydrogen are likely to become the main forms of energy upon which society relies. However, the pace of transition will differ in each country and region due to their particular energy situations. With these differences in mind, we have adopted a multi-pathway strategy, which allows transitions that align with actual energy situations. In the short term, we will provide a range of options that can be used to reflect actual situations and meet diverse customer needs. In conjunction with these efforts, we will take steps that anticipate the trend toward electricity and hydrogen. During the period under review, we are continuing to make steady progress in clarifying our multi-pathway strategy by using our array of hybrid vehicles, which contribute to practical CO2 reduction, as the basis for a menu of concrete options. We are developing new compact internal combustion engines with high levels of efficiency and advanced environmental performance by refining combustion technology developed over many years, such as hydrogen engine technologies honed through motorsports. We are also utilizing the small electric units of next-generation BEVs with the aim of creating electric-rich hybrid electric vehicles (HEVs) and plug-in hybrid electric vehicles (PHEVs). 51

In developing the structures and designs of next-generation BEVs and streamlining their manufacture, we are returning to first principles. As well as reconsidering designs, we are focusing on optimizing aerodynamics and other aspects of BEV performance. We will also utilize technologies we have honed, such as compact electric power units, to advance the evolution of other powertrains. As for fuel cell electric vehicles (FCEVs), which run on hydrogen, we are building business and market foundations by first concentrating on commercial vehicles. We are working with energy companies and other like-minded partners to strengthen collaboration in an entire value chain that extends from the production and transportation of hydrogen through to its use. In addition, to cater to an array of mobility needs, we will create new value by connecting cars with society. The key to these efforts will lie in increasing the potential uses of data and energy through the implementation of the Arene OS software platform. In building this platform, the leading role will be played by ambitious initiatives to create Software-Defined Vehicles (SDVs), which form part of our efforts to develop next-generation BEVs. We believe that safety and reliability are the most important types of value provided by SDVs. Together with Nippon Telegraph and Telephone Corporation (NTT) and other partners, we will build seamless communication and AI infrastructures that enable us to enhance the value provided by cars, particularly in relation to safety and reliability. For example, we will advance the development of automated driving, thereby helping eliminate traffic accidents. Further, by connecting cars to a wide variety of services and apps, we will create mobility value that matches customer needs.52

In addition, while continuing to expand the value of cars, we are working on initiatives to expand mobility access in new fields, from personal mobility and wheelchair mobility through to commercial mobility such as e-Palette, boats, and flying mobility. Together with many partners, we will go beyond the scope of our current business domain to support the mobility of customers worldwide. At the Mobility 3.0 stage, we will create value by integrating mobility with social systems: Synergy of Mobility & Infrastructure. We are advancing regional projects in various countries. For example, in Thailand we are working with partners on a project tasked with the social implementation of a system for the integration of data, energy, and mobility. In China, meanwhile, we are working toward the realization of automated driving and a hydrogen-powered society. Our energy storage business aims to build sustainable social systems that help spread renewable energy. We are promoting the creation of battery ecosystems and other initiatives for the establishment of a circular economy based on an approach of using less resources in manufacturing, using products longer, and producing no waste when collecting products. Our ambitious initiatives will be supported by Woven City, a mobility test course in which demos are scheduled to start in fall 2025 onwards. Woven City is a test course for mobility where “Inventors” who share a commitment to working “for someone other than themselves” can develop, test, and validate innovative products and services to expand mobility access. Woven City aims to drive innovation and shape a better tomorrow through collaboration among inventors and feedback from residents and visitors known as “Weavers,” who participate in co-creation activities in Woven City. Through a cycle of conducting demonstrations of various new technologies and services at Woven City and then nurturing them through social implementation, we will rapidly realize value in the form of mobility that is integrated with social systems. Under the Toyota Mobility Concept, we will continue to pursue the new value of cars and steadily transform into a mobility company. Moving forward, we will continue to make Companywide efforts to deliver ever-better cars that bring smiles to our customers’ facesin each of their respective regions. And we will accelerate our challenge of creating a safe, reliable, and enriched mobility society together with our many partners under a commitment to our motto: “Let’schange the future of cars.” With the support of our shareholders and investors, as well as our business partners and stakeholders, we are committed to constantly taking on various challenges with a view to the future. We appreciate your ongoing support. 53

(7) Main Business The Toyota group’s business segments are automotive operations, financial services operations and all other operations. Business Main products and services Vehicles (passenger vehicles, trucks and buses, and Automotive Operations mini-vehicles), Parts & components for production, Parts, etc. Financial Services Operations Auto sales financing, Leasing, etc. Other Operations Information Technology, etc. (8) Main Sites <TMC> Name Location Head Office Aichi Prefecture Tokyo Head Office Tokyo Nagoya Office Aichi Prefecture Honsha Plant Aichi Prefecture Motomachi Plant Aichi Prefecture Kamigo Plant Aichi Prefecture Takaoka Plant Aichi Prefecture Miyoshi Plant Aichi Prefecture Tsutsumi Plant Aichi Prefecture Myochi Plant Aichi Prefecture Shimoyama Plant Aichi Prefecture Kinu-ura Plant Aichi Prefecture Tahara Plant Aichi Prefecture Teiho Plant Aichi Prefecture Toyota Technical Center Higashi-Fuji Shizuoka Prefecture Toyota Technical Center Shimoyama Aichi Prefecture <Domestic and overseas subsidiaries> Please see section”(10) Status of Principal Subsidiaries.” (9) Employees Number of employees Increase (Decrease) from end of FY2024 383,853 +3,060 54

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Japan			million yen	%	
	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00	Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.11	Manufacture and sales of automobiles
	Prime Planet Energy & Solutions, Inc.	Tokyo	64,358	51.00	Manufacture and sales of automobile parts
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00	Manufacture and sales of automobiles
	Toyota Finance Corporation	Aichi Prefecture	16,500	100.00*	Finance of automobile sales, Card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,372	100.00	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	7,750	100.00	Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,851	100.00	Manufacture and sales of automobiles
	Woven by Toyota, Inc.	Tokyo	56	100.00	New technology and business development of mobility
North America			in thousands	%	
	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,950	100.00*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 999,158	100.00*	Management of all North American affiliates
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00*	Manufacture and sales of automobiles
	Woven Capital, L.P.	U.S.A.	USD 550,000	100.00*	Investment in growth companies
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00*	Sales of automobiles
	Toyota Battery Manufacturing, Inc.	U.S.A.	USD 0	90.00*	Manufacture and sales of automobile parts
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00	Manufacture and sales of automobiles

55

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Europe			in thousands	%	
	Toyota Motor Europe NV/SA	Belgium	EUR 3,504,469	100.00	Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 268,079	100.00*	Manufacture and sales of automobiles
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00*	Loans to overseas Toyota related companies
Asia			in thousands	%	
	Guangqi Toyota Engine Co., Ltd.	China	USD 670,940	70.00*	Manufacture and sales of automobile parts
	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00	Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 4,100,000	100.00*	Finance of automobile sales
			million yen		
	Lexus Electrified Shanghai Co., Ltd.	China	107,100	100.00	Manufacture and sales of automobiles
			in thousands		
	Toyota Motor Asia (Singapore) Pte Ltd.	Singapore	SGD 6,000	100.00	Management of sales operations in Asia
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 18,100,000	90.00*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43	Manufacture and sales of automobiles
	Toyota Motor Asia (Thailand) Co., Ltd.	Thailand	THB 1,300,000	100.00*	Management of manufacturing operations in Asia
Other			in thousands	%	
	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00	Sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00*	Finance of automobile sales
	Toyota do Brasil Ltda.	Brazil	BRL 6,709,980	100.00	Manufacture and sales of automobiles

Notes:

1. * Indicates that the ownership interest includes such ratio of the subsidiaries.
2. The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

56

2. Status of Shares (1) Total Number of Shares Authorized 50,000,000,000 shares (2) Total Number of Shares Issued 15,794,987,460 shares (3) Number of Shareholders 1,184,935 (4) Major Shareholders Number of Percentage of Name of Shareholders Shares Shareholding (1,000 shares) (%) The Master Trust Bank of Japan, Ltd. 1,805,605 13.84 Toyota Industries Corporation 1,192,331 9.14 Custody Bank of Japan, Ltd. 811,647 6.22 Nippon Life Insurance Company 633,221 4.85 State Street Bank and Trust Company (Standing Proxy: 572,148 4.38 Settlement & Clearing Services Division, Mizuho Bank, Ltd.) JPMorgan Chase Bank, N.A. (Standing Proxy: Settlement & 549,099 4.21 Clearing Services Division, Mizuho Bank, Ltd.) DENSO Corporation 449,576 3.45 The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing Proxy: Sumitomo Mitsui 335,788 2.57 Banking Corporation) Toyota Fudosan Co., Ltd. 249,754 1.91 Mitsui Sumitomo Insurance Company, Limited 204,172 1.56 Notes: 1. The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the depositary for holders of TMC’s American Depositary Receipts (ADRs). 2. The percentage of shareholding is calculated after deducting the number of shares of treasury stock (2,746,058 thousand shares) from the total number of shares issued. (5) Status of Shares Issued as Consideration for the Execution of Duties to Members of the Board of Directors and Audit & Supervisory Board Members during FY2025 Number of Shares Number of Recipients (1,000 shares) (Persons) Members of the Board of Directors (excluding outside 518 6 members of the Board of Directors) 57

3. Status of Members of the Board of Directors and Audit & Supervisory Board Members

(1) Members of the Board of Directors and Audit & Supervisory Board Members

Name	Position	Areas of responsibility	Important concurrent duties
Akio Toyoda	* Chairman of the Board of Directors	- Chairman of the Board of Directors	- Chairman of TOYOTA FUDOSAN CO., LTD. - Member of the Board of Directors of DENSO CORPORATION - Representative Director of ROOKIE Racing, Inc. - Chairman of TOYOTA GAZOO Racing World Rally Team Oy
Shigeru Hayakawa	* Vice Chairman of the Board of Directors	- Chief Privacy Officer - Chairman of the Executive Appointment Meeting - Chairman of the Executive Compensation Meeting	- Representative Director of Institute for International Economic Studies
Koji Sato	* President, Member of the Board of Directors	- Chief Executive Officer	- Chairman of TOYOTA GAZOO Racing Europe GmbH - Chairman of Toyota Motor North America, Inc.
Hiroki Nakajima	Member of the Board of Directors	- Chief Technology Officer	- President of Commercial Japan Partnership Technologies Corporation - President of Commercial Japan Partnership Technologies Asia Co., Ltd.
Yoichi Miyazaki	Member of the Board of Directors	- Chief Financial Officer - Chief Competitive Officer - Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	
Simon Humphries	Member of the Board of Directors	- Chief Branding Officer	- Executive Vice President of Calty Design Research, Inc.
Ikuro Sugawara	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	- Outside Director of Hitachi, Ltd. - Outside Director of FUJIFILM Holdings Corporation
Sir Philip Craven	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	
Masahiko Oshima	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	- Chairman of Ares Management Asia Japan K.K. - Outside Audit and Supervisory Board Member of TBS HOLDINGS, INC.
Emi Osono	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	- Professor at School of International Corporate Strategy, Hitotsubashi University Business School - Outside Director of Tokio Marine Holdings, Inc.
Takeshi Shirane	Full-time Audit & Supervisory Board Member		
Masahide Yasuda	Full-time Audit & Supervisory Board Member		
Katsuyuki Ogura	Full-time Audit & Supervisory Board Member		- Outside Audit & Supervisory Board Member of Aichi Steel Corporation

58

Name	Position	Areas of responsibility	Important concurrent duties
George Olcott	Audit & Supervisory Board Member		
Catherine O'Connell	Audit & Supervisory Board Member		- Registered foreign attorney - External Audit & Supervisory Board Member of Fujitsu Limited
Hiromi Osada	Audit & Supervisory Board Member		

Notes:

1. * Representative Director
2. Mr. Koji Sato, who is President and a member of the Board of Directors, concurrently serves as Operating Officer (President).
3. Mr. Hiroki Nakajima and Mr. Yoichi Miyazaki, who are members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).
4. Mr. Simon Humphries, who is a member of the Board of Directors, concurrently serves as Operating Officer.
5. Mr. Ikuro Sugawara, Sir Philip Craven, Mr. Masahiko Oshima and Ms. Emi Osono, all of whom are members of the Board of Directors, are outside members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.
6. Dr. George Olcott, Ms. Catherine O'Connell, and Ms. Hiromi Osada, all of whom are Audit & Supervisory Board members, are outside Audit & Supervisory Board members. They are also Independent Audit & Supervisory Board members as provided by the rules of the Japanese stock exchanges on which TMC is listed.
7. The "Important concurrent duties" are listed chronologically, in principle, based on the dates the executives assumed their present positions.
8. TMC has entered into Directors and Officers liability insurance contracts with an insurance company, naming all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, Executive Fellows and Senior Fellows as insured persons. For details, please see Proposed Resolution 2 and Proposed Resolution 3 of the Reference Documents.

(2) Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2025

1) Details on Determination of the Amount and Calculation Method of Remuneration to Members of the Board of Directors and Audit & Supervisory Board Members and the Determination Method

a. Decision Making Policy and Process

TMC believes that it is critical to appoint individuals who practice "product-centered and region-centered management" and contribute to decision-making aimed at sustainable growth into the future based on the "Toyota Philosophy*". Moreover, these individuals should be able to play a significant role in transforming TMC into a mobility company through trust and friendship and internal two-way interactive teamwork, while working towards addressing environmental issues, including climate change, and the solution of social challenges related to TMC and its value chain. Executive compensation is an important method to motivate executives to take various actions and is determined according to the following policies.

* Please see the "Toyota Philosophy".

- It should be a system that encourages members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC
- It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel
- It should be a system that motivates members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Policies for determining remuneration for each member of the Board of Directors are resolved by the Board of Directors. The remuneration is effectively linked to corporate performance while reflecting individual job responsibilities and performance in determining remuneration levels and methods.

59

Remuneration for outside members of the Board of Directors and Audit & Supervisory Board members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management. Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of members of the Board of Directors pursuant to the resolution of the 115th Ordinary General Shareholders’ Meeting was nine (including three outside members of the Board of Directors). The amount of remuneration for Audit & Supervisory Board members of TMC was set at 30 million yen or less per month at the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008. The number of Audit & Supervisory Board members pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting was seven. The amount of remuneration for each member of the Board of Directors and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the Board of Directors, in order to ensure the independence of the decisions. The members of the “Executive Compensation Meeting” are Shigeru Hayakawa (Chairman), Vice Chairman of the Board of Directors, and Yoichi Miyazaki, a member of the Board of Directors, as well as Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima, and Emi Osono, all outside members of the Board of Directors. Note: The amount of remuneration for each outside member of the Board of Directors and the amount of remuneration for each non-outside member of the Board of Directors were determined at conventions of the Executive Compensation Meeting held in June 2024 and April 2025, respectively. The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors and the executive remuneration system as well as the total amount of remuneration for FY2025, and delegates the determination of the amount of remuneration for each member of the Board of Directors to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for members of the Board of Directors and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on dtp etermining remuneration and other payments for each member of the Board of Directors. Remuneration for Audit & Supervisory Board members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders’ meeting. FY2025 compensation was discussed and determined at the Executive Compensation Meetings held in June, July, August, September, October, November and December 2024 and February, March and April 2025. Remuneration for members of the Board of Directors was determined with the unanimous consent of the Executive Compensation Meeting members. 60

<Major discussions made at the Executive Compensation Meetings>—Compensation levels by position and duties—Revision of range of adjustments in performance-based remuneration—FY2025 KPI evaluation—Determination of individual compensation amount b. Method of Determining Performance-based Remuneration (Bonus and Share Compensation) 1) Directors with Japanese citizenship (excluding outside members of the Board of Directors) TMC sets the total amount of compensation that each member of the Board of Directors receives annually (“Annual Total Remuneration”) at an appropriate level based on position and duties by referencing a benchmark of Japanese and also global companies selected based on the size of each person’s role and other factors. TMC makes sure that STI (short term incentive) and LTI (long term incentive) account for around 20% and 50% of the Annual Total Remuneration, respectively, and performance-based remuneration, which is STI and LTI combined, account for around 70%. STI is provided in the form of cash compensation based on “consolidated operating income,” “fluctuation of TMC’s market capitalization*,” and “individual performance evaluation.” LTI is provided in the form of share compensation based on “multiple financial indicators,” “non-financial indicator,” and “individual performance evaluation.” In addition, there are cases where LTI may be paid in cash to retiring members of the Board of Directors and members of the Board of Directors who do not reside in Japan. * Calculated by multiplying the closing price of TMC’s common stock for on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock <Composition of Compensation> % of Total Remuneration Type of Remuneration Concept Remuneration Method Base compensation Around 30% Cash The percentage of total compensation remuneration represented by STI (Short Term Incentive) Around 20% Cash LTI is designed to compensation increase as an individual’s LTI (Long Term Incentive) Around 50% Share roles and duties become compensation greater. <Concept of Performance Evaluating Indicators> STI Financial (1) Consolidated operating Indicator for evaluating TMC’s efforts based indicators income (single year) on short-term business performance (2) Fluctuation of TMC’s market Corporate value indicator for shareholders and capitalization investors to evaluate TMC’s efforts Individual performance evaluation Qualitative evaluation of performance of each member of the Board of Directors LTI Financial (3) Consolidated operating Indicator for evaluating TMC’s indicators income (multiple years) medium- to long-term efforts based on business performance (4) Total shareholder return Corporate value indicator for shareholders and (5) Return on equity investors to evaluate TMC’s medium- to long-term efforts Non-financial (6) Progress of efforts to resolve Indicator for evaluating TMC’s indicator sustainability issues medium- to long-term efforts based on the degree of corporate value enhancement Individual performance evaluation Qualitative evaluation of performance of each member of the Board of Directors 61

<Method and Reference Value for Each Performance Evaluating Indicator and Evaluation Result>

STI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
(1) Consolidated operating income (single year)	70%	Evaluate the degree of attainment of consolidated operating income in FY2025, using the average consolidated operating income of TMC over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	157%
(2) Fluctuation of TMC's market capitalization	30%	Comparatively evaluate the fluctuation of TMC's market capitalization for FY2025 (average from January through March), using the market capitalization of TMC and TOPIX for FY2024 (average from January through March) as reference values	TMC: 46.8 trillion yen TOPIX: 2,665.15	

LTI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
(3) Consolidated operating income (multiple years)	35%	Evaluate the degree of attainment of consolidated operating income for the last three fiscal years, including FY2025, using the average consolidated operating income of TMC over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	138%
(4) Total shareholder return	17.5%	Comparatively evaluate TMC's total shareholder return, using the rate of change calculated by dividing the sum of the stock price of TMC on the last day of FY2025 and the cumulative amount of dividend per share during the period from the fiscal year that is four years before FY2025 through FY2025 by the stock price on the last day of the fiscal year that is five years before FY2025 and the rate of change in TOPIX Net Total Return calculated in the same manner as reference values	TOPIX: 213.4%	
(5) Return on equity	17.5%	Comparatively evaluate TMC's return on equity for FY2025 using the levels recommended by the Ito Review as reference values	8%	
(6) Progress of efforts to resolve sustainability issues	30%	Evaluate the degree of contribution of business activities during FY2025 in accordance with the six key issues (materiality) *	Six key issues (materiality)	

* Please see the "Integrated Report 2024" on page 5. Additionally, considering model certification application issues that occurred at TMC, the evaluation (Strong Production & Business Operation) reflects this for directors and reduced the remuneration. Similarly, the evaluation (Strong Production & Business Operation) reflects this for operating officers who do not concurrently serve as directors and

62

reduces the remuneration. <Concept of Individual Performance Evaluation> For the determination of Annual Total Remuneration, the STI base amount and the LTI base amount, which reflect the performance evaluation results of Financial indicators and Non-financial indicator, are subject to adjustment based on individual performance evaluation. The evaluation takes into account various factors, such as initiatives (including the ESG perspective) based on the Toyota Philosophy* and initiatives toward medium- to long-term corporate value enhancement, as well as trust from his or her peers and contribution to the promotion of human resources development. The range of adjustments based on individual performance evaluations is set within the range of 50% above or below the STI base amount and the LTI base amount, which reflect the performance evaluation results of Financial indicators and Non-financial indicator, commensurate with position and job responsibilities. The amount of performance-based remuneration for each Member of the Board of Directors is calculated based on evaluation results. Given the huge responsibilities of the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Member of the Board of Directors, their remuneration is adjusted solely based on company-wide performance evaluations, and does not reflect individual performance evaluations. * Please see the “Toyota Philosophy”. 2) Directors with foreign citizenship (excluding outside members of the Board of Directors) Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Annual Total Remuneration levels as well as the percentages of fixed remuneration and performance-based remuneration in total remuneration are set taking into account each member’s job responsibilities and the remuneration standards of the entity for which such member previously worked (application determined individually). Performance-based remuneration consists of STI and LTI as is the case with directors with Japanese citizenship (excluding outside members of the Board of Directors). The amounts of STI and LTI change in the same manner by reflecting STI and LTI performance evaluating indicators set for directors with Japanese citizenship (excluding outside members of the Board of Directors) and individual performance evaluation results. In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of their former affiliations. 63

c. Share Compensation System TMC’s Board of Directors resolves on share compensation within the maximum share compensation amount of 4.0 billion yen per year (with the aggregate number of TMC’s common shares to be allotted to members of the Board of Directors of TMC, excluding outside members of the Board of Directors, to be subject to a maximum of 4 million shares per year in total) that was established at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 and the 118th Ordinary General Shareholders’ Meeting held on June 15, 2022. The overview of the share compensation is as follows. Eligible persons Members of the Board of Directors of TMC (excluding outside members of the Board of Directors) Total amount of the share Maximum of 4.0 billion yen per year compensation Amount of the share Set each year as part of performance-based remuneration compensation payable to each considering factors such as corporate results, duties, and member of the Board of Directors performance Type of shares to be allotted and Issue or disposal of common stock (with transfer restrictions method of allotment under an allotment agreement) Total number of shares to be Maximum of 4 million shares per year in total to eligible allotted members of the Board of Directors (provided, however, that if a stock split, including a gratis allotment, or a reverse stock split of TMC’s common shares is carried out after June 15, 2022, or in case of events that otherwise require an adjustment to the total number of TMC’s common shares to be issued or disposed of as restricted share compensation, such total number of shares will be adjusted to a reasonable extent) Amount to be paid Determined by the Board of Directors of TMC based on the closing price of TMC’s common stock on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to eligible members of the Board of Directors Transfer restriction period A period of between three and fifty years, as predetermined by the Board of Directors of TMC Conditions for removal of transfer Restrictions will be removed upon the expiration of the transfer restrictions restriction period. However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons. Gratis acquisition by TMC TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period. d. Clawback rule TMC introduced a clawback rule in November 2023. Under this rule, if TMC is required, in connection with financial reporting requirements under applicable laws and regulations, to restate its past financial statements, TMC will, subject to certain conditions, can mandatorily recover the resulting overpaid portion of performance-based remuneration from incumbent or retired members of the Board of Directors who received such remuneration. The clawback rule does not apply to members of the Board of Directors who retired from office before its introduction. The compensation that is subject to clawback is the whole or part of performance-based remuneration, including share compensation, that has been paid based on financial statements before restatement, and the clawback applies to the three fiscal years ended immediately before the day on which the restatement of financial statements is required. The management and operation of this rule, including the identification of remuneration, periods, and individuals who are subject to clawback, are conducted by the Executive Compensation Meeting. 64

2) Amount of Compensation, the Amount of Compensation by Type of Compensation and the Number of Eligible Executives by Category of Executives Amount of compensation by type Number of (million yen) Amount of Category eligible Base Performance-based compensation compensation executives compensation (million yen) Bonus Share compensation Members of the Board of Directors 10 1,135 2,095* 4,593 (incl. outside 1,364 (661thousand shares) (4) (200) (200) members of the Board of Directors) Audit & Supervisory Board members 7 290 290 (incl. outside Audit & (4) (82) (82) Supervisory Board members) 2,095* Total 17 1,425 1,364 (661thousand shares) 4,883 Notes: 1. The amount of cash compensation payable to members of the Board of Directors has been set at a maximum total of 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year) and the amount of share compensation has been set at a maximum total of 4.0 billion yen per year, by resolution at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. Cash compensation consists of monthly compensation and bonuses. The amount of compensation payable to Audit & Supervisory Board members has been set at a maximum total of 30 million yen per month by the resolution of the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008. 2. Performance-based compensation is granted in the amount calculated by multiplying the closing price of common stock on the date immediately before the date of the allotment resolution by the number of shares stated above pursuant to the resolution at the Board of Directors Meeting held on May 8, 2025. *The amount of share compensation stated above is calculated by multiplying the average price of common stock from April through March of FY2025 by the number of shares resolved, as a reference. 3. Share compensation is to be granted to five individuals, namely Mr. Akio Toyoda, the Chairman of the Board of Directors, Mr. Koji Sato, the President and Member of the Board of Directors, Mr. Hiroki Nakajima, Member of the Board of Directors, Mr. Yoichi Miyazaki, member of the Board of Directors and Mr. Simon Humphries, Member of the Board of Directors. In addition, share compensation is to be paid in cash to Mr. Shigeru Hayakawa, the Vice Chairman of the Board of Directors, who will retire from his position upon the conclusion of the 121st Ordinary General Shareholders’ Meeting to be held on June 12, 2025. 4. In addition to the amounts of compensation, etc., above, one retiring director is to be paid 244 million yen as performance-based compensation for the fiscal years ended March 31, 2023, 2024, and 2025. 65

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2025

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Member of the Board of Directors	Ikuro Sugawara	16/16	–
Member of the Board of Directors	Sir Philip Craven	14/16	–
Member of the Board of Directors	Masahiko Oshima	16/16	–
Member of the Board of Directors	Emi Osono	15/16	–
Audit & Supervisory Board Member	George Olcott	16/16	16/16
Audit & Supervisory Board Member	Catherine O'Connell	16/16	16/16
Audit & Supervisory Board Member	Hiromi Osada	13/13	13/13

Note: The total number of meetings held varies due to the difference in the dates of assumption of office.

Each outside member of the Board of Directors and outside Audit & Supervisory Board member contributed by giving opinions based on his or her experience and insight.
Mr. Masahiko Oshima, member of the Board of Directors, played an appropriate role as stated in <Reasons for nomination and expected roles> of Proposed Resolution 3 of the Reference Documents.
Mr. Ikuro Sugawara, member of the Board of Directors, has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors. By utilizing his expertise in policy-making and organizational management cultivated when serving as a government official, including as the Vice-Minister of Economy, Trade, and Industry, he actively makes proposals from various perspectives, such as the corporate governance structure, alliances beyond traditional industry boundaries, and approaches to global investment projects. As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he led discussions among Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members through proactive and accurate feedback. Topics included appointment proposals that help verify the appropriateness of systems and a compensation system aimed at the enhancement of corporate value over the medium- to long-term.
Sir Philip Craven, member of the Board of Directors, has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors. By utilizing his experience and knowledge obtained from leading international organizations, including his role as President of the International Paralympic Committee, he provides wide-ranging advice on sports, human resource development, and fostering organizational culture. He also contributes to building networks within the European region. As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he promotes active discussion by emphasizing the necessity of revisiting the Toyota Philosophy and the Toyota way which form the foundation of policies and measures.
Ms. Emi Osono, member of the Board of Directors, has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors. She has deep insight into corporate strategy obtained from her experience mainly as a professor at Hitotsubashi University Business School, and well versed in TMC's corporate culture and values. She leverages these assets to provide feedback from objective and broad perspectives, such as on the importance of having diverse talent thrive. As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, she has contributed to developing appropriate proposals by pointing out the need to balance short-term and medium-to-long-term evaluations in a compensation system and factoring human resource development and organizational culture improvement even more into executive evaluations.

2) Details of Limited Liability Agreements

Agreements between the outside members of the Board of Directors or outside Audit & Supervisory Board members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

66

4. Status of Accounting Auditor (1) Name of Accounting Auditor PricewaterhouseCoopers Japan LLC (2) Compensation to Accounting Auditor for FY2025 1) Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan 1,153 million yen 2) Total amount of cash and other property benefits paid by Toyota 2,457 million yen Notes: 1. The Audit & Supervisory Board examined whether the content of the Accounting Auditor’s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor. 2. The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law. 3. The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan. 4. Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Japan LLC. (3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor’s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members. If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders’ Meeting. 67

5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems Basic understanding of system to ensure appropriateness of business operations TMC will work on developing individuals working at TMC and TMC’s subsidiaries, based on the “Toyota Philosophy,” the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Toyota Way 2020,” and the “Toyota Group Vision,” ensuring that each person involved understands and can practice these principles accurately. In addition, TMC will create an open workplace culture that is closer to the front lines and encourages people to speak up. TMC will develop a system that “we stop when there is an abnormal situation and improve it,” and will continue the same without laxity, based on the concept of the “Toyota Production System (TPS).” By implementing these measures, TMC will ensure the appropriateness of TMC’s business operations. System to ensure the appropriateness of business operations and outline of implementation status of such systems TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Governance, Risk Management, and Compliance Committees (GRC Committees) and the Board of Directors’ meetings. (1) System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meetings and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules. 2) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the GRC Committees or the Board of Directors’ meetings, etc. 3) TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, which will be presented on occasions such as to members of the Board of Directors when they assume office. 68

[Implementation status] 1) In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors. 2) With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Toyota Philosophy,” the “Guiding Principles at Toyota,” and the “Toyota Code of Conduct,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at GRC Committees or the Board of Directors’ meetings, etc. 3) TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives. (2) System to retain and manage information relating to the execution of the duties of Members of the Board of Directors [System] Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the laws and regulations and relevant internal rules. [Implementation status] In accordance with the relevant internal rules as well as laws and regulations, each organizational units are required to properly retain and manage materials used by decision making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries. 69

(3) Rules and systems related to the management of risk of loss [System] 1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules. 2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee. TMC will also disclose non-financial information in a timely and appropriate manner. 3) TMC will establish basic regulations regarding risk management, appoint a responsible person for risk management, identify significant risks related to TMC’s business activities, and collaborate with each region or subsidiary to implement measures against those risks. 4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed. [Implementation status] 1) Budget is allocated to each organizational unit assigned to oversee each expense item, such as general expenses, research and development expenses, and capital expenditures, and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies. 2) To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made. Processes of TMC and its key subsidiaries are documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated. 3) TMC has appointed a Chief Risk Officer (CRO) charged with global risk management. The CRO is working to prevent and mitigate the impact of risks that could arise in TMC’s global business activities. Beneath the CRO are regional CROs appointed to establish the risk management structure in specific regions. At head office departments (such as Accounting and Purchasing), function-based risk management is assigned to chief officers and risk managers of individual divisions, while at in-house companies, product-based risk management is assigned to the company presidents and risk managers of individual divisions. This structure enables coordination and cooperation between the regional head offices and sections. In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC also monitors market developments and establishes and enhances our management structure that responds to quality-related risks. 70

4) To prepare against disaster, Group/Region and each divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC. (4) System to ensure that Members of the Board of Directors exercise their duties efficiently [System] 1) Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers. 2) TMC, from time to time, will make opportunities to listen to the opinions of various experts and stakeholders in each region, and reflect those opinions in TMC’s management and corporate activities. [Implementation status] 1) TMC has established product-based in-house companies, and adopted a field-oriented Group wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company’s situation that are in line with the field from the president and chief officers who are also Operating Officers. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts. 2) TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.71

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system. 2) TMC will appoint a compliance officer and continuously review the compliance framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Board of Directors’ meeting, etc. 3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established, as well as through other channels. [Implementation status] 1) TMC has worked to “visualize” operations and improve the transparency of responsibility authority by clarifying the responsibilities of each organizational unit and making it available to all employees on the internal site. In addition, TMC fosters a corporate culture of ” Continuing Improvement’’ by “Observing Things Carefully” and discovering problems through education programs for new recruits as well as in personnel-grade-specific education programs. 2) TMC has appointed a Chief Compliance Officer (CCO) charged with compliance management. TMC has been providing education to a wide range of employees, beginning with newly hired employees, to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company. Functional divisions inspect the response status of each department and report the results to the Board of Directors’ meeting, etc. 3) TMC has established a hotline such as the “Toyota Speak Up Line”. to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC. (6) System to ensure the appropriateness of operations in the corporate group consisting of TMC and TMC’s subsidiaries [System] Toyota will share Toyota’s management principles with its subsidiaries, and develop and maintain a sound environment of internal controls for the business group. In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the legality and appropriateness of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.72

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system. 2) TMC will appoint a compliance officer and continuously review the compliance framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Board of Directors’ meeting, etc. 3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established, as well as through other channels. [Implementation status] 1) TMC has worked to “visualize” operations and improve the transparency of responsibility authority by clarifying the responsibilities of each organizational unit and making it available to all employees on the internal site. In addition, TMC fosters a corporate culture of ” Continuing Improvement’’ by “Observing Things Carefully” and discovering problems through education programs for new recruits as well as in personnel-grade-specific education programs. 2) TMC has appointed a Chief Compliance Officer (CCO) charged with compliance management. TMC has been providing education to a wide range of employees, beginning with newly hired employees, to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company. Functional divisions inspect the response status of each department and report the results to the Board of Directors’ meeting, etc. 3) TMC has established a hotline such as the “Toyota Speak Up Line”. to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC. (6) System to ensure the appropriateness of operations in the corporate group consisting of TMC and TMC’s subsidiaries [System] Toyota will share Toyota’s management principles with its subsidiaries, and develop and maintain a sound environment of internal controls for the business group. In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the legality and appropriateness of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed. i. System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meetings and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings. ii. Rules and systems related to the management of risk of loss at subsidiaries TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at GRC Committees or the Board of Directors’ meetings, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings. iii. System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business. iv. System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Board of Directors’ meeting, etc. TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established to cover its subsidiaries. [Implementation status] TMC has extended the management philosophy to its subsidiaries to foster an adequate internal control environment for our corporate group. TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors’ meetings, etc.73

i. TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors. ii. TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at GRC Committees or the Board of Directors’ meetings, etc. in accordance with the standards relating to submission of matters. iii. TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary. iv. After inspecting whether each subsidiary’s systems for compliance are adequate, TMC reports the outcomes of these activities at the Board of Directors’ meetings, etc. TMC has distributed to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. In addition, to ensure that the duties performed by directors, etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors, etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on. TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established to cover its subsidiaries. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken. (7) Systems to ensure that the Audit & Supervisory Board Members conducted audits effectively [System] 1) To assist the duties of the Audit & Supervisory Board Members, TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board. In addition, regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps. 74

2) Members of the Board of Directors and employees will report on business execution etc. upon requests by the Audit & Supervisory Board Members periodically and as needed, and will immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries. TMC will have directors, etc. of its subsidiaries report to Audit & Supervisory Board Members as needed, and will also report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries. TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report. 3) TMC will ensure that the Audit & Supervisory Board Members attend each major meeting, inspect important Company documents, and ensure opportunities to exchange information among the Audit & Supervisory Board Members, Accounting Auditor, and Internal Audit Division periodically and as needed, as well as opportunities to appoint external experts. [Implementation status] 1) TMC has established the Audit & Supervisory Board Office and has assigned a number of fulltime staff to support this function. Prior consent of an Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office. TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken. 2) Members of the Board of Directors, employees, and TMC’s subsidiaries are required to properly report on the status of business execution to the Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries. TMC reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the hotline called “Toyota Speak Up Line”, the whistleblower office that TMC has established to cover its subsidiaries, and the whistleblower offices established by its subsidiaries. TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report. 3) In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor, and Internal Audit Division to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.75

[This page intentionally left blank] 76

Consolidated Financial Statements CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Amounts are rounded to the nearest million yen) FY2024 FY2024 FY2025 (Reference) FY2025 (Reference) (As of (As of (As of (As of March 31, 2025) March 31, 2024) March 31, 2025) March 31, 2024) Assets Liabilities Current assets 37,078,676 34,714,279 Current liabilities 29,434,220 29,177,909 Cash and cash equivalents 8,982,404 9,412,060 Trade accounts and other 5,527,347 5,251,357 payables Trade accounts and other 3,679,722 3,789,429 receivables Short-term and current portion 15,829,516 15,406,284 of long-term debt Receivables related to financial 11,453,249 11,057,269 services Accrued expenses 1,827,933 1,863,760 Other financial assets 6,935,759 4,702,168 Other financial liabilities 1,869,117 1,700,137 Inventories 4,598,232 4,605,368 Income taxes payable 505,500 1,224,542 Income tax receivable 216,528 116,886 Liabilities for quality assurance 1,965,748 1,836,314 Other current assets 1,212,783 1,031,098 Other current liabilities 1,909,059 1,895,516 Non-current assets 56,522,674 55,400,017 Non-current liabilities 27,288,217 25,697,049 Investments accounted for Long-term debt 22,963,363 21,155,496 5,798,051 5,710,106 using the equity method Other financial liabilities 435,594 495,814 Receivables related to financial Retirement benefit liabilities 1,019,568 1,077,962 22,171,786 20,637,090 services Deferred tax liabilities 1,659,433 2,219,638 Other financial assets 9,882,841 11,390,559 Other non-current liabilities 1,210,260 748,139 Property, plant and equipment 15,333,693 14,257,788 Total liabilities 56,722,437 54,874,958 Land 1,428,122 1,441,811 Buildings 6,170,063 5,884,749 Shareholders’ equity Machinery and equipment 16,621,243 16,469,032 Total Toyota Motor Vehicles and equipment on Corporation shareholders’ 8,051,945 7,523,911 35,924,826 34,220,991 operating leases equity Common stock 397,050 397,050 Construction in progress 1,596,145 1,040,188 Additional paid-in capital 492,368 491,802 Less—Accumulated depreciation and (18,533,826) (18,101,905) Retained earnings 35,841,218 32,795,365 impairment losses Other components of equity 3,610,133 4,503,756 Right of use assets 583,068 532,835 Treasury stock (4,415,943) (3,966,982) Intangible assets 1,363,266 1,355,326 Deferred tax assets 517,869 502,230 Non-controlling interests 954,088 1,018,347 Other non-current assets 872,101 1,014,083 Total shareholders’ equity 36,878,913 35,239,338 Total liabilities and Total assets 93,601,350 90,114,296 93,601,350 90,114,296 shareholders’ equity 77

Consolidated Financial Statements CONSOLIDATED STATEMENT OF INCOME (Amounts are rounded to the nearest million yen) FY2025 FY2024 (April 1, 2024 through (April 1, 2023 through March 31, 2025) March 31, 2024) Sales revenues 48,036,704 45,095,325 Sales of products 43,598,877 41,648,130 Financial services 4,437,827 3,447,195 Costs and expenses 43,241,118 39,742,390 Cost of products sold 35,510,157 33,600,612 Cost of financial services 2,948,509 2,126,395 Selling, general and administrative 4,782,452 4,015,383 Operating income 4,795,586 5,352,934 Share of profit (loss) of investments accounted for using 591,219 763,137 the equity method Other finance income 556,700 747,236 Other finance costs (190,711) (103,709) Foreign exchange gain (loss), net 705,292 187,568 Other income (loss), net (43,497) 17,918 Income before income taxes 6,414,590 6,965,085 Income tax expense 1,624,835 1,893,665 Net income 4,789,755 5,071,421 Net income attributable to Toyota Motor Corporation 4,765,086 4,944,933 Non-controlling interests 24,670 126,488 Net income 4,789,755 5,071,421 78

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FY2025

(April 1, 2024 through March 31, 2025)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2024	**397,050**	**491,802**	**32,795,365**	**4,503,756**	**(3,966,982)**	**34,220,991**	**1,018,347**	**35,239,338**
Comprehensive income								
Net income	–	–	4,765,086	–	–	4,765,086	24,670	4,789,755
Other comprehensive income, net of tax	–	–	–	(753,264)	–	(753,264)	7,233	(746,031)
Total comprehensive income	–	–	**4,765,086**	**(753,264)**	–	**4,011,822**	**31,903**	**4,043,724**
Transactions with owners and other								
Dividends paid	–	–	(1,132,329)	–	–	(1,132,329)	(127,232)	(1,259,560)
Repurchase of treasury stock	–	–	–	–	(1,179,043)	(1,179,043)	–	(1,179,043)
Reissuance of treasury stock	–	1,356	–	–	866	2,222	–	2,222
Retirement of treasury stock	–	(1,953)	(727,264)	–	729,217	–	–	–
Equity transactions and other	–	1,163	–	–	–	1,163	31,069	32,232
Total transactions with owners and other	–	**567**	**(1,859,593)**	–	**(448,961)**	**(2,307,987)**	**(96,162)**	**(2,404,149)**
Reclassification to retained earnings	–	–	140,359	(140,359)	–	–	–	–
Balances at March 31, 2025	**397,050**	**492,368**	**35,841,218**	**3,610,133**	**(4,415,943)**	**35,924,826**	**954,088**	**36,878,913**

79

FY2024 (Reference)
(April 1, 2023 through March 31, 2024)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2023	**397,050**	**498,728**	**28,343,296**	**2,836,195**	**(3,736,562)**	**28,338,706**	**925,507**	**29,264,213**
Comprehensive income								
Net income	—	—	4,944,933	—	—	4,944,933	126,488	5,071,421
Other comprehensive income, net of tax	—	—	—	2,054,895	—	2,054,895	62,208	2,117,103
Total comprehensive income	—	—	**4,944,933**	**2,054,895**	—	**6,999,828**	**188,696**	**7,188,523**
Transactions with owners and other								
Dividends paid	—	—	(880,197)	—	—	(880,197)	(90,309)	(970,506)
Repurchase of treasury stock	—	—	—	—	(231,069)	(231,069)	—	(231,069)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(7,188)	—	—	—	(7,188)	(5,546)	(12,735)
Total transactions with owners and other	—	**(6,926)**	**(880,197)**	—	**(230,420)**	**(1,117,543)**	**(95,856)**	**(1,213,398)**
Reclassification to retained earnings	—	—	387,334	(387,334)	—	—	—	—
Balances at March 31, 2024	**397,050**	**491,802**	**32,795,365**	**4,503,756**	**(3,966,982)**	**34,220,991**	**1,018,347**	**35,239,338**

80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *Amounts are rounded to the nearest million yen unless otherwise stated. [Significant matters pertaining to the preparation of consolidated financial statements] 1. Number of consolidated subsidiaries and associates accounted for by the equity method: TMC has 585 consolidated subsidiaries and 165 associates accounted for by the equity method. 2. Basis of consolidated financial statements: TMC’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), pursuant to the provision of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of the said paragraph, certain disclosure items required under IFRS are omitted in the consolidated financial statements. 3. Standards and methods of valuation of financial assets: TMC and its consolidated subsidiaries as a group (collectively, “Toyota”) initially recognizes financial assets when it becomes a party to a contract and classifies financial assets into “financial assets measured at amortized cost,” “debt and equity financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss.” The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date. 4. Standards and methods of valuation of inventories: Inventories are valued at cost, not in excess of net realizable value. The cost of inventories is determined principally by using the weighted-average method. 5. Depreciation of property, plant and equipment and amortization of intangible assets: Depreciation of property, plant and equipment is calculated on the straight-line method. An intangible asset with a finite useful life is amortized using the straight-line method. 6. Standards of accounting for provisions: The amounts of liabilities for quality assurance are recognized primarily based on historical experience of repair costs and product failures. Allowance for doubtful accounts and credit losses are recognized primarily based on the frequency of occurrence and loss severity. Retirement benefit liabilities are recognized based on defined benefit obligations measured by actuarial calculations less the fair value of plan assets. 81

7. Standards of accounting for revenues and expenses: In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale. Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method. The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract. Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in accordance with lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy. Interest income from financial services is recognized using the effective interest method. Revenues from operating leases are recognized on a straight-line basis over the lease term. If the period between satisfaction of the performance obligation and receipt of consideration is expected to be within one year or less, as a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. 82

[Accounting estimates] Of the items recognized through accounting estimates in the consolidated financial statements for the year ended March 31, 2025, those that may have significant effects on the consolidated financial statements for the following year March 31, 2026 are as follows: 1. Liabilities for quality assurance 1,965,748 million yen Liabilities for quality assurance mainly represent management’s best estimate, at the time products are sold, of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures. 2. Allowance for credit losses on finance receivables 450,816 million yen Retail receivables and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. The allowance for credit losses on finance receivables is measured at the portfolio level, based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. [Consolidated statement of financial position] 1. Allowance for doubtful accounts 127,296 million yen Allowance for credit losses 450,816 million yen 2. Components of other components of equity Exchange differences on translating foreign operations 2,500,693 million yen Net changes in revaluation of financial assets measured 1,109,439 million yen at fair value through other comprehensive income 3. Assets pledged as collateral 9,552,674 million yen 4. Guarantees 2,314,927 million yen 83

[Consolidated statement of changes in equity] 1. Shares of common stock issued and outstanding as of March 31, 2025 15,794,987,460 shares 2. Dividends from surplus (1) Cash dividends Type of Total cash Dividends Resolutions Record date Effective date shares dividends per share Directors’ Meeting held Common 606,338 million yen 45.0 yen March 31, 2024 May 24, 2024 on May 8, 2024 stock Directors’ Meeting held Common September 30, November 26, 525,991 million yen 40.0 yen on November 6, 2024 stock 2024 2024 (2) Dividends of which record date falls in the year ended March 31, 2025 and effective date falls in the year ending March 31, 2026 Scheduled to be Type of Total cash Dividends Record date Effective date resolved shares dividends per share Directors’ Meeting held Common 652,446 million yen 50.0 yen March 31, 2025 May 26, 2025 on May 8, 2025 stock [Financial instruments] 1. Matters pertaining to the status of financial instruments Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota uses derivative financial instruments to manage mainly the exposures to fluctuations in interest rates and foreign currency exchange rates. 2. Matters pertaining to the fair value of financial instruments Carrying amount Fair value Assets (Liabilities) (million yen) (million yen) Public and corporate bonds and stocks, other 13,232,425 13,232,425 Receivables related to financial services 33,625,035 34,004,152 Long-term debt (Including current portion) (32,795,058) (32,679,114) Derivative financial assets 483,378 483,378 Derivative financial liabilities (319,881) (319,881) 3. Fair value information by level within the fair value hierarchy of financial instruments In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used. Level 1: Quoted prices in active markets for identical assets or liabilities Level 2: Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly Level 3: Fair value measurement based on models using unobservable inputs for the assets or liabilities 84

(1) Financial assets and financial liabilities measured at fair value in the consolidated statement of financial position Fair value (million yen) Classification Level 1 Level 2 Level 3 Total Public and corporate 7,950,190 5,013,779 268,457 13,232,425 bonds and stocks, other Derivative financial 458,579 24,800 483,378 assets Derivative financial (319,881) (319,881) liabilities (2) Financial assets and financial liabilities not measured at fair value in the consolidated statement of financial position Fair value (million yen) Classification Level 1 Level 2 Level 3 Total Receivables related to 34,004,152 34,004,152 financial services Long-term debt (Including current (25,706,416) (6,972,698) (32,679,114) portion) (3) Method of fair value measurement The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods. The methods and assumptions for measuring the fair value of assets and liabilities are as follows: 1) Receivables related to financial services The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value. As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3. 2) Public and corporate bonds Public and corporate bonds include government bonds. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities. 85

3) Stock Toyota primarily uses quoted market prices for identical assets to measure fair value. Therefore, stocks with an active market are classified as Level 1. Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3. Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant. These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially. The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value. 4) Derivative financial instruments Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage mainly its exposures to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities. 5) Long-term debt (Including current portion) The fair value of long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), is estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2. The fair value of the Loans Based on Securitization is primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In case these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3. 86

[Revenue recognition] (1) Disaggregation of revenue The table below shows Toyota’s sales revenues from external customers by business and by product category. (million yen) For the year ended March 31, 2025 Sales of products Automotive Vehicles 36,892,232 Parts and components for production 1,606,173 Parts and components for after service 3,423,389 Other 1,074,505 Total automotive 42,996,299 All other 602,578 Total sales of products 43,598,877 Financial services 4,437,827 Total sales revenues 48,036,704 The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 “Revenue from Contracts with Customers” , and receivables related to such revenues are recognized as “Trade accounts and other receivables.” (2) Useful information in understanding the amount of revenue for the year ended March 31, 2025, the year ended March 31, 2026 and onward 1) Contract liabilities Contact liabilities consist of the following: (million yen) March 31, 2025 Contract liabilities 1,417,919 Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current liabilities” in the consolidated statement of financial position. For the year ended March 31, 2025, the amounts transferred from contract liabilities at the beginning of the fiscal year to operating income were 748,193 million yen. 87

2) Performance obligations The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were 1,156,410 million yen as of March 31, 2025. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues. For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from three to 120 months. As of March 31, 2025, the unsatisfied performance obligations related to insurance revenues were 463,707 million yen, and Toyota expects to recognize as revenue 135,282 million yen in fiscal 2026, and 328,425 million yen thereafter. For maintenance revenues, Toyota receives payments agreed upon in the contract at the inception of contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months. Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure. [Earnings per share] (Amounts are rounded to the nearest hundredth digit yen) 1. Toyota Motor Corporation shareholders’ equity per share 2,753.09 yen 2. Earnings per share attributable to Toyota Motor Corporation 359.56 yen 88

Unconsolidated Financial Statements UNCONSOLIDATED BALANCE SHEET (As of March 31, 2025) (Amounts are rounded to the nearest million yen) FY2025 FY2024 FY2025 FY2024 (Reference) (Reference) (Assets) (Liabilities) Current assets 15,707,095 14,102,360 Current liabilities 5,974,594 5,719,362 Cash and deposits 3,996,258 4,278,139 Electronically recorded Trade accounts receivable 1,815,800 1,888,956 obligations-operating 395,659 295,130 Marketable securities 5,415,469 3,938,698 Trade accounts payable 1,257,898 1,177,710 Finished goods 276,852 257,113 Current portion of long-term Work in process 99,228 91,278 borrowings 171,500 58,000 Raw materials and supplies 502,589 533,511 Current portion of bonds 319,520 105,705 Short-term loans 2,323,881 2,133,043 Other payables 909,847 489,180 Income taxes receivable 49,563 Income taxes payable 65,933 864,385 Others 1,229,955 985,022 Accrued expenses 1,942,238 1,589,561 Less: allowance for doubtful Deposits received 845,108 1,012,052 accounts (2,500) (3,400) Others 66,891 127,639 Fixed assets 13,339,604 14,059,595 Long-term liabilities 1,567,301 2,002,512 Property, plant and Bonds 788,560 1,115,640 equipment 1,909,359 1,658,963 Long-term borrowings 173,857 240,000 Buildings, net 472,769 428,181 Allowance for retirement Structures, net 89,534 73,120 benefits 364,287 360,796 Machinery and equipment, Others 240,597 286,076 net 298,093 276,405 Total liabilities 7,541,895 7,721,874 Vehicle and delivery (Net assets) equipment, net 27,950 29,433 Shareholders’ equity 19,724,041 18,114,074 Tools, furniture and fixtures, Common stock 635,402 635,402 net 83,971 88,358 Capital surplus 655,323 655,919 Land 476,137 473,723 Capital reserve 655,323 655,323 Construction in progress 460,906 289,744 Other capital surplus 596 Investments and other Retained earnings 22,854,425 20,794,901 assets 11,430,244 12,400,632 Legal reserve 99,454 99,454 Investments in securities 7,626,969 9,001,303 Other retained earnings 22,754,970 20,695,447 Investments in subsidiaries Reserve for special and affiliates 3,036,861 2,919,321 depreciation 2 Long-term loans 118,392 116,715 Reserve for reduction of Deferred tax assets 300,216 15,691 acquisition cost of fixed Others 397,206 397,302 assets 9,686 8,818 Less: allowance for doubtful General reserve 6,340,926 6,340,926 accounts (49,400) (49,700) Retained earnings carried forward 16,404,358 14,345,700 Less: treasury stock (4,421,108) (3,972,147) Valuation and translation adjustments 1,780,763 2,326,007 Net unrealized gains on other securities 1,780,763 2,326,007 Total net assets 21,504,804 20,440,081 Total 29,046,699 28,161,955 Total 29,046,699 28,161,955 89

Unconsolidated Financial Statements UNCONSOLIDATED STATEMENT OF INCOME (April 1, 2024 through March 31, 2025) (Amounts are rounded to the nearest million yen) FY2025 FY2024 (Reference) Net revenues 18,277,671 17,575,593 Cost of sales 13,490,075 12,919,592 Gross profit 4,787,596 4,656,000 Selling, general and administrative expenses 1,820,739 1,561,506 Operating income 2,966,857 3,094,495 Non-operating income 2,818,513 2,632,647 Interest income 309,936 306,401 Dividend income 1,769,423 1,281,540 Others 739,154 1,044,706 Non-operating expenses 1,247,333 148,447 Interest expenses 36,585 32,795 Others 1,210,748 115,653 Ordinary income 4,538,037 5,578,695 Income before income taxes 4,538,037 5,578,695 Income taxes – current 789,840 1,253,728 Income taxes – deferred (97,016) (74,888) Net income 3,845,213 4,399,855 90

Unconsolidated Financial Statements

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FY2025

(April 1, 2024 through March 31, 2025)

(Amounts are rounded to the nearest million yen)

	Shareholders' equity									
		Capital surplus			Retained earnings					
						Other retained earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the beginning of current period	**635,402**	**655,323**	**596**	**655,919**	**99,454**	**2**	**8,818**	**6,340,926**	**14,345,700**	**20,794,901**
Cumulative effects of changes in accounting policies									73,903	73,903
Restated balance	635,402	655,323	596	655,919	99,454	2	8,818	6,340,926	14,419,604	20,868,804
Changes of items during the period										
Reversal of reserve for special depreciation						(2)			2	–
Appropriation to reserve for reduction of acquisition cost of fixed assets							912		(912)	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(44)		44	–
Dividends paid									(1,132,329)	(1,132,329)
Net income									3,845,213	3,845,213
Repurchase of treasury stock										
Reissuance of treasury stock			1,356	1,356						
Retirement of treasury stock			(729,217)	(729,217)						
Transfer to capital surplus from retained earnings			727,264	727,264					(727,264)	(727,264)
Net changes of items other than shareholders' equity										
Total changes of items during the period	**–**	**–**	**(596)**	**(596)**	**–**	**(2)**	**868**	**–**	**1,984,755**	**1,985,620**
Balance at the end of current period	**635,402**	**655,323**	**–**	**655,323**	**99,454**	**–**	**9,686**	**6,340,926**	**16,404,358**	**22,854,425**

91

(Amounts are rounded to the nearest million yen) Shareholders’ equity Valuation and translation adjustments Total Total Net unrealized Total valuation Treasury net assets shareholders’ gains on and translation stock equity other securities adjustments Balance at the beginning of current (3,972,147) 18,114,074 2,326,007 2,326,007 20,440,081 period Cumulative effects of changes in accounting 73,903 (73,903) (73,903) policies Restated balance (3,972,147) 18,187,978 2,252,104 2,252,104 20,440,081 Changes of items during the period Reversal of reserve for special depreciation Appropriation to reserve for reduction of acquisition cost of fixed assets Reversal of reserve for reduction of acquisition cost of fixed assets Dividends paid (1,132,329) (1,132,329) Net income 3,845,213 3,845,213 Repurchase of treasury (1,179,043) (1,179,043) (1,179,043) stock Reissuance of treasury 866 2,222 2,222 stock Retirement of treasury 729,217 stock Transfer to capital surplus from retained earnings Net changes of items other than shareholders’ (471,341) (471,341) (471,341) equity Total changes of items (448,961) 1,536,063 (471,341) (471,341) 1,064,723 during the period Balance at the end of (4,421,108) 19,724,041 1,780,763 1,780,763 21,504,804 current period 92

FY2024 (Reference)

(April 1, 2023 through March 31, 2024)

(Amounts are rounded to the nearest million yen)

	Shareholders' equity									
	Common stock	Capital surplus			Retained earnings					
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	
Balance at the beginning of current period	**635,402**	**655,323**	**334**	**655,656**	**99,454**	**8**	**8,852**	**6,340,926**	**10,826,003**	**17,275,243**
Changes of items during the period										
Reversal of reserve for special depreciation						(6)			6	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(34)		34	–
Dividends paid									(880,197)	(880,197)
Net income									4,399,855	4,399,855
Repurchase of treasury stock										
Reissuance of treasury stock			263	263						
Net changes of items other than shareholders' equity										
Total changes of items during the period	**–**	**–**	**263**	**263**	**–**	**(6)**	**(34)**	**–**	**3,519,698**	**3,519,658**
Balance at the end of current period	**635,402**	**655,323**	**596**	**655,919**	**99,454**	**2**	**8,818**	**6,340,926**	**14,345,700**	**20,794,901**

93

(Amounts are rounded to the nearest million yen) Shareholders’ equity Valuation and translation adjustments Total Total Net unrealized Total valuation Treasury net assets shareholders’ gains on and translation stock equity other securities adjustments Balance at the beginning of current (3,741,728) 14,824,574 1,668,468 1,668,468 16,493,041 period Changes of items during the period Reversal of reserve for special depreciation Reversal of reserve for reduction of acquisition cost of fixed assets Dividends paid (880,197) (880,197) Net income 4,399,855 4,399,855 Repurchase of treasury (231,069) (231,069) (231,069) stock Reissuance of treasury 649 911 911 stock Net changes of items other than shareholders’ 657,539 657,539 657,539 equity Total changes of items (230,420) 3,289,501 657,539 657,539 3,947,040 during the period Balance at the end of (3,972,147) 18,114,074 2,326,007 2,326,007 20,440,081 current period 94

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS *Amounts are rounded to the nearest million yen unless otherwise stated. [Significant accounting policies] 1. Standards and methods of valuation of assets (1) Standards and methods of valuation of securities Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method. Other securities: Other securities other than equity securities, etc. without market prices are stated at fair value (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.) Equity securities, etc. without market prices are stated at cost determined on the moving-average method. (2) Standards and methods of valuation of inventories Standards: Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value) Methods: Generally, average method 2. Depreciation of property, plant and equipment is computed on the declining balance method. 3. Standards of accounting for reserves (1) Allowance for doubtful accounts: To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables. (2) Allowance for retirement benefits: To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year. 4. Standards of accounting for revenues and expenses In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale. TMC’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. TMC accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method. The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract. 95

[Changes in Accounting Policies] Adoption of Accounting Standard for Current Income Taxes and its implementation guide TMC has adopted the “Accounting Standard for Current Income Taxes” (ASBJ Statement No. 27. October 28, 2022), relevant standard and its implementation guide from the beginning of the current fiscal year. These standards and implementation guide changed the classification of income tax expenses recognized through transactions or events recorded in shareholders’ equity or other comprehensive income from profit or loss to shareholders’ equity or other comprehensive income. Upon the adoption of these standards and implementation guide, in accordance with the transitional guidance stipulated in the proviso to paragraph 20-3 of the Accounting Standard for Current Income Taxes, TMC has made adjustments to retained earnings carried forward at the beginning of current fiscal year for the cumulative impact of changes in classification of income tax expenses recognized through transactions or events recorded in shareholders’ equity or other comprehensive income from profit or loss to shareholders’ equity. As a result, retained earnings carried forward at the beginning of the current fiscal year increased by 73,903 million yen. The effect on the Unconsolidated Statement of Income for the current fiscal year is immaterial. [Accounting estimates] Of the items recognized through accounting estimates in the unconsolidated financial statements for the year ended March 31, 2025, those that may have significant effects on the unconsolidated financial statements for the following fiscal year are as follows: Liabilities for quality assurance 1,324,260 million yen Liabilities for quality assurance contained in accrued expenses mainly represent management’s best estimate, at the time products are sold, of the total costs that TMC will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures. [Unconsolidated balance sheet] 1. Accumulated depreciation of property, plant and equipment 3,897,205 million yen 2. Receivables from and payables to subsidiaries and affiliates Short-term receivables 4,497,510 million yen Long-term receivables 140,463 million yen Short-term payables 2,958,762 million yen Long-term payables 110,279 million yen 3. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan. [Unconsolidated statement of income] 1. Transactions with subsidiaries and affiliates Net sales 12,205,771 million yen Purchases 8,262,287 million yen Non-operating transactions 3,223,758 million yen 2. Transfer pricing taxation adjustments with TMC’s U.S. subsidiary included in non-operating expenses for the year ended March 31, 2025 was 1,003,557 million yen. 96

[Unconsolidated statement of changes in net assets] Type and number of treasury stock at the end of FY2025 Common stock 2,746,057,686 shares [Tax effect accounting] TMC has adopted the group tax sharing system. In addition, TMC accounts for and discloses income taxes, local income taxes, and tax effect accounting in accordance with the “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (PITF No. 42, August 12, 2021). Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and depreciable assets, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities. Because the revised tax act was enacted during the current fiscal year and the tax rates for corporate income taxes to be applied in subsequent fiscal years were changed, the amounts stated for deferred tax assets and deferred tax liabilities are adjusted accordingly. 97

[Related-party transactions] 1. Subsidiaries, affiliates, etc. Balances as Transaction Voting Description of Account of the end of Category Name Transaction amounts Interests Relationship name the fiscal year (million yen) (million yen) Trade Mainly vehicle 3,075,265 accounts 427,447 sales (Note 1) receivable Toyota Motor Holding Loan of funds 1,205,456 Sales of TMC Loans 1,440,392 Subsidiary Sales, U.S.A., Indirect (Note 2) (Note 2) products Inc. 100.00% Transfer Other 292,663 pricing payables 1,003,557 adjustments Accrued 284,343 (Note 3) expenses Deposit of Toyota Toyota Holding Financial Services Financial Deposit of 330,179 Deposits Subsidiary Direct funds 306,760 Services funds (Note 2) (Note 2) received 100.00% Concurrent posting Corporation of directors Notes: 1. Terms of transactions, including price terms, are determined through negotiations. 2. The interest rates of loan of funds and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year. 3. Transfer pricing adjustments are adjustments related to transfer pricing taxation. 98

2. Members of the Board of Directors, Audit & Supervisory Board Members, major shareholders, etc. Balances as Voting Transaction Description of Account of the end of Category Name Interests Transaction amounts Relationship name the fiscal year in TMC (million yen) (million yen) TMC Mother of the Acquisition of Held executive Hiroko Chairman of the shares in Direct 265 or close Toyoda Board of Directors subsidiaries 0.03% relatives of TMC (Note 1) Payment for Company, Outsourcing outsourcing Other 492 54 etc. with a (participating in service payables majority of motorsport (Note 3) its voting competitions, Income from interests ROOKIE evaluating vehicle sales, 14 held by Racing, Inc. prototypes, etc.) etc. TMC (Note 2) Vehicle sales (Note 3) executives Dispatch of or their secondees Salaries of Other close Concurrent posting secondees 228 13 receivables relatives of directors (Note 3) Notes: 1. The acquisition cost of the equity securities of subsidiaries are reasonably determined based on the average of valuations obtained through multiple stock price calculation methods. 2. Mr. Akio Toyoda, who is Chairman of the Board of Directors of TMC, indirectly holds 100.00% of the voting interests. 3. Terms and conditions of transactions are determined through appropriate negotiations taking into account costs incurred, etc. [Earnings per share] (Amounts are rounded to the nearest hundredth digit yen) 1. Net assets per common stock 1,648.01 yen 2. Net income per common stock 290.15 yen 99

Independent Auditor’s Report (English Translation*) May 2, 2025 To the Board of Directors of Toyota Motor Corporation PricewaterhouseCoopers Japan LLC Nagoya office Hitoshi Kiuchi, CPA Designated limited liability Partner Engagement Partner Koji Sugimoto, CPA Designated limited liability Partner Engagement Partner Naoko Mori, CPA Designated limited liability Partner Engagement Partner Shuichi Hiraiwa, CPA Designated limited liability Partner Engagement Partner Opinion We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the accompanying consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity, and the notes to the consolidated financial statements, of Toyota Motor Corporation and its subsidiaries (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2024 to March 31, 2025. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and its financial performance for the period covered by the consolidated financial statements in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the consolidated financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The other information comprises the business report and its accompanying supplementary schedules. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit & Supervisory Board and its members are responsible for overseeing the directors’ execution of their duties in designing and operating the reporting process over the other information. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or to remain alert for whether there are the indications that the other information appears to be materially misstated beyond such material inconsistencies. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. 100

Responsibilities of Management, the Audit & Supervisory Board and its members for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as applicable, matters related to going concern in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards. The Audit & Supervisory Board and its members are responsible for overseeing the directors’ execution of their duties in designing and operating effectiveness of the Company’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our responsibilities are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the consolidated financial statement audit is not to express an opinion on the effectiveness of the Company’s internal control. Evaluate the appropriateness of accounting policies and their applications which management adopted, the reasonableness of the accounting estimates and the appropriateness of the related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. Assess whether the presentation of the consolidated financial statements and related notes are prepared in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards, as well as whether the presentation, composition, and content of the consolidated financial statements and related notes properly present the transactions and accounting events on which the consolidated financial statements are based. Plan and perform audit of the consolidated financial statements to obtain sufficient and appropriate audit evidence about the financial information of the Company to provide a basis for our opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit of the consolidated financial statements. We are solely responsible for our audit opinion. We communicate with the Audit & Supervisory Board and its members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit and other matters required by auditing standards. We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners do not have any interest in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. * Notes to the Readers of Independent Auditor’s Report This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the readers.The original was prepared in Japanese. All possible care has been taken to ensure that the translation is an accurate representation of the original, however, in all matters of interpretation of information, views or opinions, the original language version of the report takes precedence over the translated version. 101

Independent Auditor’s Report (English Translation*) May 2, 2025 To the Board of Directors of Toyota Motor Corporation PricewaterhouseCoopers Japan LLC Nagoya office Hitoshi Kiuchi, CPA Designated limited liability Partner Engagement Partner Koji Sugimoto, CPA Designated limited liability Partner Engagement Partner Naoko Mori, CPA Designated limited liability Partner Engagement Partner Shuichi Hiraiwa, CPA Designated limited liability Partner Engagement Partner Opinion We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the accompanying financial statements, which comprise the balance sheet, statement of income, statement of changes in net assets and notes to the financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 121th fiscal year from April 1, 2024 to March 31, 2025. In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and its financial performance for the period covered by the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the financial statements and the supplementary schedules, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The other information comprises the business report and its accompanying supplementary schedules. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit & Supervisory Board and its members are responsible for overseeing the directors’ execution of their duties in designing and operating the reporting process over the other information. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or to remain alert for whether there are the indications that the other information appears to be materially misstated beyond such material inconsistencies. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. 102

Responsibilities of Management and the Audit & Supervisory Board and its members for the Financial Statements and the Supplementary Schedules Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error. In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan. The Audit & Supervisory Board and its members are responsible for overseeing the directors’ execution of their duties in designing and operating effectiveness of the Company’s financial reporting process. Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules Our responsibilities are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the audit of financial statements and the supplementary schedules is not to express an opinion on the effectiveness of the Company’s internal control. Evaluate the appropriateness of accounting policies and their applications which management adopted, the reasonableness of the accounting estimates and the appropriateness of related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. Evaluate whether the presentation and disclosures of the financial statements and the supplementary schedules are in accordance with accounting principles generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation. We communicate with the Audit & Supervisory Board and its members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit and other matters required by auditing standards. We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. * Notes to the Readers of Independent Auditor’s Report This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the readers.The original was prepared in Japanese. All possible care has been taken to ensure that the translation is an accurate representation of the original, however, in all matters of interpretation of information, views or opinions, the original language version of the report takes precedence over the translated version. 103

Audit & Supervisory Board’s Report Audit Report The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2025 extending from April 1, 2024 through March 31, 2025, and reports as follows. 1. Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board (1) Auditing method of the Audit & Supervisory Board The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties. (2) Methods and contents of Audit by the Audit & Supervisory Board Members 1) Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed. 2) Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated statement of financial position, consolidated statements of income, consolidated statement of changes in equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed. 2. Results of Audit (1) Audit results concerning the business report and others 1) The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation. 2) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors. 3) Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system. 104

(2) Audit results concerning unconsolidated financial statements and supplementary schedules The auditing method of PricewaterhouseCoopers Japan LLC, the Accounting Auditor, and the results of the audit, are appropriate. (3) Audit results of consolidated financial statements The auditing method of PricewaterhouseCoopers Japan LLC, the Accounting Auditor, and the results of the audit, are appropriate. As stated in the business report, we will continue to verify the progress the company makes in creating a corporate culture and reviewing mechanisms and systems to prevent the recurrence of certification issues as well as its efforts to strengthen governance on a consolidated basis. May 7, 2025 Audit & Supervisory Board of Toyota Motor Corporation Full-time Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Takeshi Shirane George Olcott Full-time Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Masahide Yasuda Catherine O’Connell Full-time Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Katsuyuki Ogura Hiromi Osada 105

Financial Highlights

(Figures are rounded down to the nearest whole unit)

Consolidated Financial Results

Consolidated Vehicle Sales



(thousands of vehicles)
10,000
7,500
5,000
2,500
0
FY21 '22 '23 '24 '25
7,646
8,230
8,822
9,443
9,362

Sales Revenues



(trillions of yen)
50
40
30
20
10
0
FY21 '22 '23 '24 '25
27.2
31.3
37.2
45.0
48.0

Operating Income (● Operating Margin)



(billions of yen)
(%)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
FY21 '22 '23 '24 '25
8.1
9.5
7.3
11.9
10.0
2,197.7
2,995.6
2,725.0
5,352.9
4,795.5

Net Income Attributable to Toyota Motor Corporation (● Net Margin)



(billions of yen)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
FY21 '22 '23 '24 '25
8.3
9.1
6.6
11.0
9.9
2,245.2
2,850.1
2,451.3
4,944.9
4,765.0

R&D Expenses* (● Ratio to Sales Revenues)



(billions of yen)
(%)
1,800
1,500
1,200
900
600
300
0
FY21 '22 '23 '24 '25
4.0
3.6
3.3
2.7
2.8
1,090.4
1,124.2
1,241.6
1,202.3
1,326.4

Capital Expenditures (● Depreciation Expenses)



(billions of yen)
2,400
1,800
1,200
600
0
FY21 '22 '23 '24 '25
1,293.2
1,343.0
1,605.8
2,010.8
2,134.8
876.9
1,007.2
1,185.0
1,248.4
1,360.5

* R&D activity related expenditures incurred during the reporting period

106

Organizational Structure (as of April 2025)



Koji Sato
President
Chief Executive Officer

Operating Officers



Hiroki Nakajima
Executive Vice President
Chief Technology Officer



Yoichi Miyazaki
Executive Vice President
Chief Financial Officer
Chief Competitive Officer



Takahiro Imura
Chief Officer,
Production Group



Tetsuo Ogawa
Chief Executive Officer,
North America Region



Tatsuro Ueda
Chief Executive Officer,
China Region



Simon Humphries
Chief Branding Officer



Kenta Kon
Woven by Toyota, Inc.
Mobility 3.0 Office



Kazuaki Shingo
Chief Production Officer

Head Office

Mitsumasa Yamagata
Hydrogen Factory
(President)

Nobuhiko Koga
Frontier Research Center
(President)

Ryuji Aiba
TPS Group
(Chief Officer)

Isao Nakanishi
Business Development Group
(Chief Officer)

Hiroyuki Ueda
External & Public Affairs Group
(Chief Officer)

Takanori Azuma
Chief Risk Officer
Chief Human Resources Officer
General Administration & Human Resources Group
(Chief Officer)

Keiji Yamamoto
Chief Information & Security Officer
Digital Information and Communication Group
(Chief Officer)

Masahiro Yamamoto
Accounting Group
(Chief Officer)

Hiroyoshi Korosue
Sales Financial Business Group
(Chief Officer)

Kazunari Kumakura
Purchasing Group
(Chief Officer)

Shinji Miyamoto
Global Chief Quality Officer
Customer First Promotion Group
(Chief Officer)

Takahiro Imura
Production Group
(Chief Officer)

107

Business Unit

Region

Tetsuo Ogawa
North America Region
(Chief Executive Officer)

Yoshihiro Nakata
Europe Region
(Chief Executive Officer)

Shigeki Tomoyama
Japan Business Group
(Chief Officer)

Tatsuro Ueda
China Region
(Chief Executive Officer)

Masahiko Maeda
Asia Region
(Chief Executive Officer)

Masakazu Yoshimura
India - Middle East - East Asia & Oceania Region
(Chief Executive Officer)

Rafael Chang
Latin America & Caribbean Region
(Chief Executive Officer)

Product

Hirofumi Inoue
Advanced R&D and Engineering Co.
(President)

Keiji Kaita
CN Engineering Development Center
(President)

Akihiro Sarada
Software Development Center
(President)

Takahiro Ishijima
Vehicle Development Center
(President)

Tsukasa Takahashi
Toyota Compact Car Company
(President)

Yasushi Ueda
Mid-size Vehicle Company
(President)

Takanori Kimata
CV Company
(President)

Takashi Watanabe
Lexus International Co.
(President)

Takashi Uehara
Powertrain Company
(President)

Motoki Watanabe
Production Engineering Development Center
(President)

Tomoya Takahashi
GAZOO Racing Co.
(President)

Fellow

Takeshi Uchiyamada
Executive Fellow

Mitsuru Kawai
Executive Fellow
Oyaji

Koji Kobayashi
Executive Fellow
Banto

Shigeki Tomoyama
Executive Fellow

Gill A. Pratt
Chief Scientist and Executive Fellow for Research

Masashi Asakura
Senior Fellow

108

Investor Information Shareholders’ Meeting Intergrated Report https://global.toyota/en/ir/library/annual https://global.toyota/en/ir/stock/shareholders SEC https://global.toyota/en/ir/library/sec Financial Results https://global.toyota/en/sustainability/report/sdb Sustainability Data Book https://global.toyota/en/sustainability/report/sdb 109

https://toyotatimes.jp/en/ Toyota Times is a media channel that shows an inside view of Toyota to all those whose lives are touched by Toyota. By communicating what Toyota is really like, Toyota Times offers people insights that had previously been unavailable via open media, such as TV and the Internet, in order to convey top management’s aspirations and the company’s direction.